UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

FORM 6-K June 30, 2016

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Alcatel-Lucent - 2016 Half-Year Financial Report    1

FORWARD LOOKING INFORMATION

This Report on Form 6-K, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “aim”, “may”, “target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, “strive” or the negative of these terms or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions. A detailed description of such risks and uncertainties is set forth in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission on April 28, 2016 and amended on May 2, 2016 (the “2015 20-F”), under the heading “Risk Factors”, which description is being updated in this Form 6-K, under the heading “Risk Factors”. Such forward-looking statements include the statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”. These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report.

PRESENTATION OF FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2016 (the “first half 2016 unaudited interim condensed consolidated financial statements”) and the related notes presented elsewhere in this document. Our first half 2016 unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

As of June 30, 2016, all IFRSs that the International Accounting Standards Board (“IASB”) had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, our first half 2016 unaudited interim condensed consolidated financial statements would be no different if we had applied IFRS as issued by the IASB. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the EU.

CRITICAL ACCOUNTING POLICIES

Our Operating and Financial Review and Prospects is based on our first half 2016 unaudited interim condensed consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those financial statements and more fully in Note 1 to our 2015 audited consolidated financial statements included in our 2015 20-F. Some of the accounting methods and policies used in preparing our first half 2016 unaudited interim condensed consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

Alcatel-Lucent - 2016 Half-Year Financial Report    2

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results.

c/ Goodwill, other intangible assets and capitalized development costs

Goodwill

Goodwill net, is allocated, where applicable, to cash generating units that are equivalent to a business group within our reporting structure. Business groups are one level below our three reportable segments. In assessing whether goodwill should be subject to impairment, the carrying value of each cash generating unit is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each cash generating unit is calculated using a five-year discounted cash flow analysis with a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each cash generating unit is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches, being additional inputs that represent assumptions that a market participant would use when pricing the asset:

•	five-year discounted cash flow analysis with a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•	five-year discounted cash flow analysis with an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization-“EBITDA”) to measure discounted residual value.

The discount rates used for the annual impairment tests are based on the Group’s weighted average cost of capital (WACC). A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Growth and perpetual growth rates used are based on expected market trends.

Other intangible assets

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets due to change in market trends or new technologies. The recoverable amounts are based on discounted future cash flows or fair values of the assets concerned.

Capitalized development costs

The Group evaluates the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimates the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair some of the net capitalized development costs in the future.

Alcatel-Lucent - 2016 Half-Year Financial Report    3

d/ Provision for warranty costs and other product sales reserves

These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

e/ Provisions for litigations

Certain legal proceedings are pending and cover a wide range of matters. Due to the inherent nature of litigation, the outcome or the cost of settlement may materially vary from estimates.

f/ Deferred tax assets

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations is a key assumption concerning discount rates in retirement plans and healthcare plans. This assumption is updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financials.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg stopped publishing these yields, discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2015 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €70 million and €(38) million, respectively.

Healthcare cost trends

Regarding healthcare cost trends for our U.S. plans, our external actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Alcatel-Lucent - 2016 Half-Year Financial Report    4

Expected participation rates in retirement healthcare plans

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our U.S. plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

Until September 30, 2014, we retained the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. On October 27, 2014, the U.S. Society of Actuaries (SOA) issued new mortality tables. Starting December 31, 2014, we changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. This update had a U.S.$2.6 billion negative effect on the benefit obligation of our U.S. plans. These effects were recognized in our 2014 Statement of Comprehensive Income.

On October 8, 2015, the U.S. SOA released an updated set of mortality improvement assumptions: scale MP-2015. This new mortality improvement scale reflects two additional years of data that the Social Security Administration has released since the development of the MP-2014 mortality improvement. These two additional years of data show a lower degree of mortality improvement than in previous years. The change to scale MP-2015 reduced the liabilities by $218 million of our U.S. plans. These effects were recognized in the 2015 Statement of Comprehensive Income.

Plan assets investment

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2015 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2015, and since our U.S. Management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), other comprehensive income would be negatively impacted by approximately €344 million.

Asset ceiling

For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits. This is considered as a refund from the pension plan when setting the asset ceiling.

Depending on the type of Section 420 transfer, assets in excess of 120% or 125% of the funding obligation can be transferred. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 23 to our 2015 audited consolidated financial statements), we estimated that, as of December 31, 2015, the excess of assets above 120% of the plan obligations was U.S.$1.1 billion (€1.0 billion), and the excess above 125% of plan obligations was U.S.$0.9 billion (€0.8 billion).

h/ Revenue recognition

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contracts and contracts including software. Judgment is also needed in assessing the ability to collect the corresponding receivables.

Alcatel-Lucent - 2016 Half-Year Financial Report    5

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our financial condition.

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple-element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple-element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18 and we require fair value to separate the multiple software elements. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

i/ Restructuring costs and impact on the recoverable value of goodwill

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aimed at (i) reducing our fixed-cost base by €950 million in 2015 compared to our 2012 cost base (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity, (ii) generating revenues from the Core Networking segment at or above €7 billion with an operating margin at or above 12.5% in 2015, and (iii) generating segment operating cash flow from the Access segment at or above €200 million by the end of 2015.

The total restructuring costs related to The Shift Plan were €944 million for all actions taken between 2013 and 2015 compared to the initial estimate of €950 million. For the year ended December 31, 2015, the restructuring costs for these actions were €358 million of which €306 million was expensed. The remaining restructuring reserves related to The Shift Plan will be used in future quarters.

In compliance with sections 44 and 45 of IAS 36 “Impairment of Assets” and considering that we believe we are not committed to a restructuring program as long as we have not been able to expense it, we exclude future restructuring costs (and corresponding cost savings), if they are not expensed, from the value in use determined for the annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of cash generating units (CGU), corresponding to the methodology described in Note 2c to the 2015 audited consolidated financial statements included in our 2015 20-F. We arrive at fair value less costs to sell of a CGU by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a CGU.

Alcatel-Lucent - 2016 Half-Year Financial Report    6

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 OVERVIEW OF THE FIRST HALF OF 2016

The first half of 2016 was marked by the beginning of the combined operations between Alcatel-Lucent and Nokia Corporation (“Nokia”) starting on January 14, 2016. With the combination, the new Nokia group now offers a complete end-to-end portfolio of products and services, in addition to being an innovation powerhouse, combining Nokia’s own R&D heritage with the stellar history of Bell Labs. The new Nokia also has a stronger global presence with leading positions in a number of market segments, as its broader portfolio offers better access to an expanded addressable market, which provides improved long-term growth opportunities. The combined entity also has a strong financial base from which to grow and invest.

For financial reporting purposes, Alcatel-Lucent has aligned its reporting structure with Nokia’s, under two reportable segments for the Networks business: (i) Ultra Broadband Networks, comprising the Mobile Networks and Fixed Networks business groups, and (ii) IP Networks and Applications, comprising the IP/Optical Networks and Applications & Analytics business groups. Group Common and Other is a third segment, composed of businesses run as separate operations (Alcatel Submarine Networks and RFS), Bell Labs operating expenses as well as certain corporate-level and centrally managed functions. For comparison purposes, Alcatel-Lucent has also recast its 2015 revenues and segment operating income according to these reporting segments. Details on segment performance can be found in Chapter 1.3 “Consolidated results of operations for the six months ended June 30, 2016 compared to the six months ended June 30, 2015.”

In the first half of 2016, Alcatel-Lucent’s results were mainly impacted by a challenging wireless infrastructure market, which was partially offset by pockets of growth in certain areas such as Fixed Networks and Optical. These trends, in addition to other factors such as changes in foreign exchange rates, were drivers of how our businesses performed in the first half of 2016, with total sales decreasing by 9% compared to the first half of 2015. Our first half results also showed continued improvement in margin and costs, and reflect the fact that the integration with Nokia is well engaged, with the decisions on product portfolio roadmaps having been taken, and the launch of the initiatives aimed at achieving operating cost synergies.

Alcatel-Lucent - 2016 Half-Year Financial Report    7

HIGHLIGHTS OF TRANSACTIONS OF THE FIRST HALF OF 2016

Nokia transaction and related matters

Initial and reopened Nokia Offer. On January 5, 2016, the French Autorité des marchés financiers (the “AMF”) published the final results of the initial public exchange offer initiated by Nokia for all outstanding ordinary shares, American depositary shares (“ADSs”) and OCEANE convertible bonds of Alcatel Lucent (collectively, the “Alcatel Lucent Securities”), in exchange for Nokia shares or Nokia American depositary shares (we refer to this initial exchange offer, together with the reopened offer described below, as the “Nokia Offer”), and declared that, since Nokia obtained more than 50% of Alcatel Lucent’s shares on a fully-diluted basis, the conditions required to be satisfied for Nokia to have to consummate the exchange offer in fact had been satisfied. On January 7, 2016, the exchange of the Alcatel Lucent Securities tendered during the initial offer period of the Nokia Offer for Nokia shares was completed. On January 14, 2016 Nokia reopened its offer until February 3, 2016. On February 12, 2016, the exchange of the Alcatel Lucent Securities tendered during the reopened offer period of the Nokia Offer for Nokia shares was completed. As a result of the Nokia Offer, as of February 12, 2016 Nokia held, after adjustment of the monthly information released by Alcatel Lucent on February 15, 2016 (cf. press release of Alcatel Lucent issued on February 22, 2016), 90.34% of the share capital and 90.25% of the voting rights of Alcatel Lucent, 99.62% of the outstanding OCEANE 2018 convertible bonds, 37.18% of the outstanding OCEANE 2019 convertible bonds, and 68.17% of the outstanding OCEANE 2020 convertible bonds. As of the same date, Nokia held 87.33% of the Alcatel Lucent’s shares on a fully diluted basis.

Master Services Agreement for the integration of Alcatel Lucent and Nokia. On January 8, 2016, Alcatel Lucent and Nokia entered into a Master Services Agreement (the “MSA”) and a Framework Agreement (the “FA”), which set the terms and conditions of intra-group services to be provided between the two companies (and their respective subsidiaries), and of joint activities, in order - among other things - to ensure the corporate interest of Alcatel-Lucent and of its minority shareholders. The MSA covers management services, brand cross-licensing and transfer of intellectual property rights, and the FA covers human resources, marketing and IT services. The transactions covered by the MSA qualify as regulated transactions pursuant to Article L. 225-38 of the French Commercial Code, and consequently were to be submitted to the approval of Alcatel-Lucent’s shareholders at the Annual Shareholders’ Meeting held on June 21, 2016 (with shares of our Company held by Nokia excluded from quorum and majority calculations). Since there was not the required quorum to consider the related resolutions, these transactions will now be submitted for approval at a Shareholders’ Meeting to be held on September 13, 2016, on second notice. The transactions covered by the FA do not fall within the scope of Article L. 225-38 of the French Commercial Code. Subsequent to the execution of the MSA, portfolio decisions including discontinuation of certain products have been made in application of the MSA.

Termination of our ADS program. The deposit agreement in respect of our ADS program was terminated effective as of February 24, 2016 and the ability of holders of ADRs representing ADSs to surrender their ADRs to JPMorgan Chase Bank N.A., the depositary of our ADS program (the “Depositary”) in exchange for our ordinary shares expired on April 25, 2016. On March 16, 2016, the Depositary and Nokia entered into a Share Purchase Agreement (the “Nokia SPA”) pursuant to which the Depositary agreed to sell to Nokia all of our ordinary shares underlying remaining outstanding ADRs after April 25, 2016. On May 10, 2016 Nokia announced that it had completed, on May 9, 2016, the acquisition of 107,775,949 Alcatel-Lucent shares from the Depositary pursuant to the Nokia SPA. On completion, the Depositary received 0.55 Nokia shares for each of our ordinary shares, which is the same exchange ratio offered in the Nokia Offer for our ordinary shares. We understand that thereafter, the Depositary sold the Nokia shares received by it. Holders of ADRs who did not surrender their ADRs for cancellation by April 25, 2016 are only entitled to their pro rata portion of the proceeds from the sale of the Nokia shares by the Depositary, net of applicable fees and costs. The terms of the ADS program provide that, following completion of the sale, the Depositary is discharged from all obligations in respect of the deposit agreement and the ADRs evidencing our ADSs, except to account for the proceeds held for the benefit of the ADR holders who did not surrender their ADRs for cancellation.

Delisting of ADSs from NYSE. Following completion of the Nokia Offer and termination of our ADS program, our ADSs have been delisted from the NYSE. On February 25, 2016, the NYSE filed a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act with the SEC. The delisting of our ADSs from the NYSE pursuant to the Form 25 became effective on March 7, 2016. The NYSE had previously suspended trading of our ADSs after the market closed on February 25, 2016. As of the date of this report, none of our ADSs remains outstanding.

Alcatel-Lucent - 2016 Half-Year Financial Report    8

Crossing of the 95% threshold by Nokia and buy-out offer followed by a squeeze-out. Between February 18, 2016 and June 14, 2016 Nokia acquired Alcatel Lucent securities through off-market transactions. As a result, on June 16, 2016, Nokia filed with the AMF a declaration disclosing that it crossed the 95% ownership threshold in Alcatel Lucent that allows it under French law to file a public buy-out offer immediately followed by a squeeze-out of the remaining shares and OCEANE convertible bonds. On the same date, Nokia announced that it held 95.33% of the share capital and 95.26% of the voting rights of Alcatel Lucent, corresponding to 95.16% of the Alcatel Lucent shares on a fully diluted basis, and that it intends to file with the AMF a public buy-out offer in cash for the remaining Alcatel Lucent shares and OCEANE convertible bonds during the third quarter of 2016, which will be followed by a squeeze-out in cash. On August 4, 2016, Nokia indicated that it has confirmed with the AMF that it intends to file the public-buy-out offer in cash in September 2016, that the public buy-out offer will be open for 10 trading days and will be followed by a squeeze-out in cash of any shares and OCEANE convertible bonds not tendered into the public buy-out offer, and that it expects to own 100% of the share capital, voting rights and OCEANE convertible bonds of Alcatel-Lucent by the end of October 2016. The public buy-out offer followed by a squeeze-out will be subject to the review and clearance of the AMF.

Intention to terminate U.S. reporting obligations. Following the completion of the squeeze-out and satisfaction of the relevant deregistration conditions under the U.S. securities laws, we intend to deregister all classes of our registered securities under U.S. securities laws, thereby terminating our reporting obligations under the U.S. securities laws. Following the termination of our reporting obligations under the U.S. securities laws, Alcatel Lucent will not be required to provide any periodic information about itself pursuant to the U.S. securities laws.

Other events in the first half of 2016

Recognition of deferred tax assets. As part of the periodic re-assessment of the recoverability of our deferred tax assets, we have revised our projections of taxable results as of June 30, 20106 to take into account the effects of the combination with Nokia. Due to (i) enhanced visibility, as compared to the uncertainties we faced in 2015 concerning the Mobile networks activity of the Group, particularly the scale and capacity of the 5G networks deployment, (ii) the compensation by Nokia pursuant to the MSA for the financial loss caused by the decision to discontinue certain Alcatel-Lucent Mobile products for the benefit of Nokia products, and (iii) the expected synergies, we determined it probable that taxable results will be generated beyond the 5 year horizon retained in 2015 for the recognition of our deferred tax assets. This resulted in the recognition of additional deferred tax assets for €2.4 billion, out of which €1.9 billion by our American subsidiary Alcatel-Lucent USA Inc., in the second quarter of 2016.

Credit rating. On March 21, 2016, Standard & Poor’s raised its long-term corporate ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. to BB+ from B+, with positive outlook. The ratings on the debt issued by Alcatel-Lucent and Alcatel-Lucent USA Inc. were also raised to BB+ from B+, and the B short-term corporate credit rating on Alcatel-Lucent was affirmed. On June 15, 2016, Moody’s withdrew its corporate family rating for Alcatel-Lucent as well as its rating of Alcatel-Lucent’s debt instruments, and its credit rating of the long-term debt of Alcatel-Lucent USA Inc.

2015 dividend. Our Board has determined not to pay a dividend on our ordinary shares based on 2015 results. Our Board presented this proposal at our Shareholders’ Meeting held on June 21, 2016 and the corresponding resolution was approved by the shareholders.

Termination of our revolving credit facility. On February 4, 2016, we sent a termination notice, effective February 9, 2016, on the €504 million revolving credit facility we entered into on December 17, 2013 with a syndicate of twelve international banks, which had remained undrawn.

Termination of Qualcomm license. On February 4, 2016, Qualcomm notified us that they were exercising their right to terminate one of our two license agreements (that were signed on April 1, 2015) with immediate effect upon the closing of the Nokia Offer. Pursuant to the license agreement, Qualcomm had the right to terminate the license agreement upon a change of control. The termination resulted in the acceleration of all remaining unpaid quarterly royalty payments of €274 million (U.S. $302.5 million) payable to Qualcomm within 30 days of termination. The full carrying amount of the patent rights recognized in “other intangible assets” was impaired for €287 million in the first quarter ended March 31, 2016. With respect to our rights under the terminated license, we are now covered by rights previously negotiated between Nokia and Qualcomm.

Alcatel-Lucent - 2016 Half-Year Financial Report    9

Repayment of 8.50% Senior Notes. On January 15, 2016, we repaid the €190 million remaining outstanding under our 8.50% Senior Notes, on the maturity date of these notes.

Redemption in full of Senior Notes due 2017 and 2020. On January 11, 2016, in connection with the success of the initial Nokia Offer, we announced that Alcatel-Lucent USA Inc. exercised its option to redeem early in full the entire outstanding $700 million principal amount of its 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of its 8.875% Senior Notes due 2020 and the entire outstanding $650 million principal amount of its 4.625% Senior Notes due 2017, in accordance with the terms of the Notes and of the respective Indentures. The redemption was completed February 10, 2016.

Nokia Revolving Liquidity Support Facility. On February 3, 2016, Nokia and Alcatel Lucent USA Inc. entered into a U.S. $2 billion Revolving Liquidity Support Facility, divided in the following three tranches: facility A, for U.S. $686 million, with a maturity date of June 30, 2017; facility B for U.S. $546 million, with a maturity date of December 31, 2019; and facility C, for U.S. $768 million, with a maturity date of November 15, 2020. This Facility was available for the financing of the redemption of 2017 and 2020 Senior Notes, and is also available for the general purposes of the Alcatel Lucent Group.

Nokia Revolving Facility. On April 13, 2016, Nokia and Alcatel-Lucent Participations entered into a €1 billion Revolving Credit Facility for a two-year term. This Revolving Credit Facility is available for the general purposes of Alcatel-Lucent Participations.

Redemption of the 2018 OCEANE. Following the announcement by the AMF of the results of the reopened Nokia Offer on February 10, 2016, and the conversion by Nokia of all the OCEANE 2018 it held on February 12, 2016, less than 15% of the OCEANE 2018 initially issued remained outstanding. Consequently, and pursuant to the prospectus of the 2018 OCEANE, we informed the holders of OCEANE 2018 that we would redeem at par plus accrued and unpaid interest all of the outstanding OCEANE 2018. The redemption was completed on March 21, 2016.

Governance

New composition of the Board of Directors following the success of the public exchange offer initiated by Nokia. Following the success of the Nokia Offer, the composition of our Board of Directors was modified on January 8, 2016 to reflect the new ownership of the capital of the Company.

Mr. Jean C. Monty, Mr. Louis R. Hughes, Mr. Olivier Piou, Mr. Stuart E. Eizenstat, Mrs. Kim Crawford Goodman and Mr. Francesco Caio resigned as Directors of Alcatel Lucent.

Mr. Risto Siilasmaa, Mr. Rajeev Suri, Mr. Timo Ihamuotila, Ms. Maria Varsellona and Mr. Samih Elhage were co-opted to the Board of Directors, in accordance with the recommendation of the Corporate Governance and Nominating Committee. Their co-optation was ratified by the shareholders at the June 21, 2016 Shareholders’ Meeting.

Creation of a Committee of Independent Directors. On January 8, 2016, our Board of Directors set up a Committee of Independent Directors, the members of which are Mr. Jean-Cyril Spinetta, Ms. Sylvia Summers and Ms. Carla Cico. The role of this committee is to ensure that decisions are taken in the corporate interest of Alcatel Lucent, safeguarding the interests of the minority shareholders, and that the Board of Directors functions correctly.

New composition of the Management Committee after the success of the public exchange offer initiated by Nokia. Following the success of the Nokia Offer, the composition of the Management Committee was modified. As a result, and until June 21, 2016, the Management Committee included the managers from the transversal functions and corporate functions, that is: Philippe Camus, Chief Executive Officer; Olivier Durand, Chief Financial Officer; Barbara Larsen, General Counsel; Philippe Guillemot, Chief Operating Officer.

Governance changes further to the Shareholders’ Meeting held on June 21, 2016. At the Shareholders’ Meeting held on June 21, 2016, the shareholders approved the appointment of Mr. Marc Rouanne as Director of the Company and the renewal of Ms. Carla Cico as Director of the Company. At this meeting, the shareholders also approved the renewal of the mandates of Messrs. Laurent du Mouza and Gilles Le Dissez as Board Observers. Messrs. du Mouza and Le Dissez were deemed to have resigned from their position as Board Observers on January 7, 2016, pursuant to the Company’s by-laws, which then provided for such deemed resignation in case a Board Observer no longer was a member of a mutual fund having at least 75% of its portfolio in Alcatel Lucent shares, given that the mutual fund of which they were members had tendered all its Alcatel Lucent shares into the Nokia Offer.

Alcatel-Lucent - 2016 Half-Year Financial Report    10

At its meeting held on June 21, 2016, the Board of Directors acknowledged the expiration of the term of office of Mr. Philippe Camus as Chairman of the Board of Directors and interim Chief Executive Officer as of that date, and decided to distinguish the positions of Chairman of the Board of Directors and Chief Executive Officer.

Consequently, the Board of Directors, at its meeting held on June 21, 2016, resolved to appoint Mr. Marc Rouanne to the office of Chairman of the Board of Directors, and Mr. Olivier Durand to the office of Chief Executive Officer, each with effect as of June 21, 2016.

In agreement with Mr. Marc Rouanne, who remains Chief Innovation and Operating Officer of Nokia Corporation, the Board of Directors decided that he will not receive any compensation, including any attendance fees, any long term incentive compensation or any severance payment in respect of his office as Chairman of the Board of Directors.

The Board of Directors set Mr. Durand’s compensation at a fixed gross annual amount of EUR 900,000, which will be paid pro rata temporis for the period of his office as Chief Executive Officer. Mr. Olivier Durand will not receive any variable compensation or any long term incentive compensation in relation to his position as Chief Executive Officer. He will not be entitled to any severance payment in relation to the end of his term of office as Chief Executive Officer and will not benefit from any rights pursuant to the private pension plan (Auxad) during the time of his office as Chief Executive Officer of the Company.

As contemplated under Article 22 of the AFEP-MEDEF Corporate Governance Code and as further detailed in the High Committee of Corporate Governance (in French, Haut Comité de Gouvernement d’Entreprise, or HCGE) application guide to such Code as last edited in November 2015, the Board of Directors decided that Mr. Olivier Durand’s current employment contract as Group Chief Financial Officer would be suspended as of June 21, 2016 for the duration of his mandate as Chief Executive Officer.

The Board of Directors also acknowledged that in the context of the end of the term of office of Mr. Philippe Camus as Chairman and interim Chief Executive Officer of the Company, effective as of June 21, 2016, no benefits and in particular no severance payment will be paid with respect to his office as Chairman of the Board of Directors and interim Chief Executive Officer of Alcatel Lucent.

Since June 21, 2016, the Management Committee includes: Olivier Durand, Chief Executive Officer; Barbara Larsen, General Counsel; Philippe Guillemot, Chief Operating Officer; Loïc Le Grouiec, Human Resources; Franck Mauroy, interim Chief Financial Officer.

1.2 HIGHLIGHTS OF RECENT EVENTS

Notice of Shareholders’ Meeting. The shareholders of Alcatel Lucent have been convened to meet twice successively on September 13, 2016. The agenda of the first meeting, which is an extraordinary meeting, is to amend the conditions applicable to performance shares granted under the plan of September 15, 2014 (removal of the performance condition, waiver of the presence condition as of August 31, 2016, and replacement of the 4-year acquisition period by an acquisition period of 2 years followed by a 2-year holding period) and the replacement of stock-options by option units.

The agenda of the second meeting, which is an ordinary meeting, is to consider the 16th resolution of the Shareholders’ Meeting held on June 21, 2016 (Approval of a regulated agreement: Master services agreement entered into between the Company and Nokia Corporation), which could not be submitted to the vote of the shareholders at that time as the required quorum was not met (shares of our Company held by Nokia being excluded from quorum and majority calculations, since Nokia is an interested party to that agreement).

Alcatel-Lucent - 2016 Half-Year Financial Report    11

Acquisition of Gainspeed. On August 1, 2016, the acquisition of Gainspeed, a U.S.-based start-up specializing in DAA (Distributed Access Architecture) solutions for the cable industry via its Virtual CCAP (Converged Cable Access Platform) product line, was completed. Gainspeed has become part of the Fixed Networks business group.

1.3 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2016 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2015

The following discussion takes into account our results of operations for the six months ended June 30, 2016 and June 30, 2015, including the alignment of segment reporting with Nokia’s, under two reportable segments for the Networks business: (i) Ultra Broadband Networks comprising Mobile Networks and Fixed Networks business groups, (ii) IP Networks and Applications comprising IP/Optical Networks and Applications & Analytics business groups. Group Common and Other makes-up a third segment, composed of businesses run as separate operations (Alcatel Submarine Networks and RFS), Bell Labs operating expenses as well as certain corporate-level and centrally managed functions. Alcatel-Lucent has also recast its 2015 revenues and segment operating income according to these reporting segments for comparison purposes.

Revenues. Revenues were €6,096 million in the first half of 2016, a decrease of 9% from €6,685 million in the first half of 2015. Approximately 75% of our revenues for the first half of 2016 were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2016 as compared to the first half of 2015, our consolidated revenues would have decreased by approximately 8% instead of the 9% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2016, the average exchange rate that applied for the comparable period in 2015, instead of the average exchange rate that applied for the first half of 2016, and (ii) to our exports (mainly from Europe) effected during the first half of 2016, which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the comparable period in 2015. Our management believes that providing our investors with our revenues for the first half of 2016 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

Alcatel-Lucent - 2016 Half-Year Financial Report    12

Revenues by segment and division

The following table sets forth revenues by segment and division:

(In millions of euros)	Six months ended June 30, 2016	Six months ended June 30, 2015
Total Networks	5,567	6,181
Ultra Broadband Networks	3,227	3,757
o/w Mobile Networks	2,025	2,704
o/w Fixed Networks	1,202	1,053
IP Networks and Applications	2,340	2,424
o/w IP/Optical Networks	1,986	1,987
o/w Applications & Analytics	354	437
Group Common & Other(1)	529	504
Total Group	6,096	6,685

(1)	Includes elimination of inter-segment revenues.

Networks business

Revenues in our Networks business, which consists of our Ultra Broadband Networks and IP Networks & Applications Segments, were €5,567 million in the first half of 2016, a decrease of 10% from €6,181 million in the first half of 2015, using current exchange rates. When we translate the non-euro portion of the Networks business sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2016 as compared to the first half of 2015, our Networks business revenues would have decreased by 9% instead of the 10% decrease actually reported.

Ultra Broadband Networks Segment

Revenues in our Ultra Broadband Networks segment, which consists of our Mobile Networks and Fixed Networks business groups, were €3,227 million in the first half of 2016, a decrease of 14% from €3,757 million in the first half of 2015, using current exchange rates. When we translate the non-euro portion of Ultra Broadband Networks sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2016 as compared to the first half of 2015, our Ultra Broadband Networks segment revenues would have also decreased by 14%.

Revenues in our Mobile Networks business group decreased 25% in the first half of 2016, to €2,025 million from €2,704 million in the first half of 2015. Excluding the impact from foreign exchange rates, this business would have still declined approximately 25% in the first half of 2016, as this business was impacted by a challenging wireless infrastructure market as well as lower activity across regions, particularly North America and Greater China.

Revenues in our Fixed Networks business group were €1,202 million in the first half of 2016, an increase of 14% from €1,053 million in the first half of 2015. Excluding the impact from foreign exchange rates, this business would have increased approximately 16%, as sales were driven by strength in broadband access and digital home, which benefitted from large projects with customers in Australia and Mexico.

IP Networks & Applications Segment

Revenues in our IP Networks & Applications segment, which consists of our IP/Optical Networks and Applications & Analytics business groups, were €2,340 million in the first half of 2016, a decrease of 3% from €2,424 million in the first half of 2015, using current exchange rates. When we translate the non-euro portion of IP Networks & Applications sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2016 as compared to the first half of 2015, our IP Networks & Applications segment revenues would have decreased by 2% instead of the 3% decrease actually reported.

Alcatel-Lucent - 2016 Half-Year Financial Report    13

Revenues in our IP/Optical Networks business group were €1,986 million in the first half of 2016, flat compared to the first half of 2015. Excluding the impact from foreign exchange rates, this business would have increased approximately 2%, as growth in the optical networks business was partially offset by flat performance in the IP routing business. Both businesses generated high levels of revenues in the first half of 2015, which made it difficult to substantially increase revenues.

Revenues in our Applications & Analytics business group were €354 million in the first half of 2016, a decrease of 19% from €437 million in the first half of 2015. Excluding the impact from foreign exchange rates, this business would have decreased approximately 18%, reflecting declines across business lines, primarily due to the timing of large projects in North America.

Group Common & Other Segment

Revenues in our Group Common & Other segment, which is composed of businesses run as separate operations (Alcatel Submarine Networks and RFS), Bell Labs operating expenses as well as certain corporate-level and centrally managed functions, were €529 million in the first half of 2016, an increase of 5% from €504 million in the first half of 2015, using current exchange rates. When we translate the non-euro portion of Group Common & Other sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2016 as compared to the first half of 2015, our Group Common & Other segment revenues would have been flat instead of the 5% increase actually reported. Before elimination of inter-segment revenues, Group Common & Other revenues would have been €542 million in the first half of 2016, compared to €530 million in the first half of 2015.

Revenues by geographical market

Alcatel-Lucent has also aligned its geographic reporting structure with Nokia’s, under six regions: Asia-Pacific, Europe, Greater China, Latin America, Middle East & Africa and North America. For comparison purposes, Alcatel-Lucent has also recast its 2015 revenues according to this geographical structure. Revenues for the first half of 2016 and the comparable period in 2015 by geographical structure are shown in the table below:

(In millions of euros)
Revenues by geographical market	Europe	Middle East/ Africa	Greater China	Asia Pacific	North America	Latin America	Total consolidated
Six months ended June 30, 2016	1,521	320	478	720	2,671	386	6,096
Six months ended June 30, 2015	1,568	466	614	615	3,095	327	6,685
% Change	-3%	-31%	-22%	17%	-14%	18%	-9%

In the first half of 2016, North America accounted for 44% of revenues, down from 46% in the comparable period in 2015. Revenues decreased 14% in North America, mainly due to lower sales in Mobile Networks. Europe accounted for 25% of revenues in the first half of 2016, up from 23% in the comparable period in 2015. Europe witnessed a 3% decline in revenues in the first half of 2016. Asia-Pacific accounted for 12% of revenues in the first half of 2016, up from 9% in the comparable period 2015 as the region primarily benefitted from growth in Fixed Networks. Greater China accounted for 8% of revenues in the first half of 2016, down from 9% in the comparable period 2015, as revenues declined 22% year-over-year, driven by declines in Mobile Networks. Revenues in Latin America grew 18% from the comparable period in 2015, as its share of total revenue increased from 5% to 6%, due primarily to Fixed Networks growth. Middle East and Africa share of total revenue decreased to 5% in the first half of 2016, from 7% in the comparable period of 2015, as revenues decreased 31% compared to the first half of 2016.

Alcatel-Lucent - 2016 Half-Year Financial Report    14

Gross profit. In the first half of 2016, gross profit as a percentage of revenues increased to 35.3%, compared to 34.7% in the first half of 2015, and decreased in absolute terms, to €2,154 million in the first half of 2016 from €2,321 million in the prior period. The increase in gross profit as a percentage of revenues was mainly attributable to improved cost structure in addition to favorable product mix, partially offset by the adverse impacts from certain integration projects, in addition to costs related to a customer in Latin America undergoing judicial recovery.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2016, we witnessed trends, where, as noted above, a shift in product mix positively impacted gross profit.

Administrative and selling expenses. For the first half of 2016, administrative and selling expenses were €792 million or 13.0% of revenues compared to €864 million, or 12.9% of revenues in the comparable period in 2015. The 8.3% decrease in administrative and selling expenses reflects efforts to reduce overall fixed costs. Non-cash purchase accounting entries included in administrative and selling expenses resulting from the amortization of the Lucent trade name were €14 million in the first half of 2016, compared to none in the first half of 2015.

Research and development costs. Research and development costs were €1,233 million or 20.2% of revenues in the first half of 2016, an increase of 1.6% from €1,213 million or 18.1% of revenues in the first half of 2015. The 1.6% increase in research and development costs period over period reflects the negative impact from reclassifications, offsetting lower overall spending in research and development expenses. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €14 million in the first half of 2016 and €13 million in the first half of 2015.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments. In the first half of 2016, income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendment was €129 million compared to income of €244 million in the first half of 2015. The decrease in the first half of 2016 reflects lower gross profits and higher research and development costs, partially offset by lower administrative and selling expenses. Non-cash purchase accounting (PPA) entries resulting from the Lucent business combination had a negative impact of €28 million in the first half of 2016, which was higher than the impact of €13 million in the first half of 2015.

Alcatel-Lucent - 2016 Half-Year Financial Report    15

The tables below set forth our revenues and segment operating income (loss):

(In millions of euros)
Six months ended June 30, 2016	Ultra Broadband Networks	IP Networks & Applications	Total Networks	Group Common & Other	Total

Revenues	3,227	2,340	5,567	529	6,096

Segment Operating Income (Loss)	168	93	261	(104)	157
PPA Adjustments (excluding restructuring costs and impairment of assets)					(28)

Income (loss) from operating activities before restructuring costs, litigations, transaction related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					129

(In millions of euros)
Six months ended June 30, 2015	Ultra Broadband Networks	IP Networks & Applications	Total Networks	Group Common & Other	Total

Revenues	3,757	2,424	6,181	504	6,685

Segment Operating Income (Loss)	143	197	340	(83)	257
PPA Adjustments (excluding restructuring costs and impairment of assets)					(13)

Income (loss) from operating activities before restructuring costs, litigations, transaction related costs, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					244

In the first half of 2016, segment operating income of €157 million for the Group, adjusted for €28 million in PPA, yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments of €129 million. In the first half of 2015, segment operating income of €257 million for the Group, adjusted for €13 million in PPA, yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments of €244 million.

Operating income in our Networks business was €261 million or 4.7% of revenues in the first half of 2016, compared to an operating income of €340 million or 5.5% of revenues in the first half of 2015. The year-over-year decline in operating income of the Networks business reflects lower segment operating income in IP Networks & Applications, partially offset by an improvement in Ultra Broadband Networks segment operating income. Within our Networks business, Ultra Broadband Network segment operating income was €168 million or 5.2% of revenues in the first half of 2016, compared with an operating income of €143 million or 3.8% of revenues in the first half of 2015. Also within our Networks business, our IP Network & Applications segment operating income was €93 million or 4.0% of revenues in the first half of 2016, compared with an operating income of €197 million or 8.1% of revenues in the first half of 2015.

Alcatel-Lucent - 2016 Half-Year Financial Report    16

Operating loss in our Group Common & Other segment was €104 million in the first half of 2016, compared with an operating loss of €83 million in the first half of 2015.

Restructuring Costs. Restructuring costs were €375 million in the first half of 2016, compared to €191 million in the first half of 2015. The higher amount of restructuring costs in the first half of 2016 reflects additional restructuring initiatives launched as part of the synergy plans related to the Nokia integration.

Litigations. In the first half of 2016, we did not record any litigation charges compared to the first half of 2015, when we recorded a litigation charge of €19 million mainly related to environmental litigations.

Gain/(loss) on disposal of consolidated entities. In the first half of 2016, we did not recognize a gain/loss on the disposal of consolidated entities compared to the first half of 2015, when we recorded a loss of €1 million.

Transaction-related costs. In the first half of 2016, we recognized €78 million of costs related to the combination with Nokia that was announced in April 2015, compared to the first half of 2015, when we recognized €7 million.

Impairment of Assets. In the first half of 2016, we booked impairment of assets charges of €489 million, consisting of charges related to (i) the termination of licensing agreements with Qualcomm due to the change of control, where the full carrying amount of patent rights recognized in other tangible assets was impaired for €288 million and (ii) the reassessment of the value in use of the Lucent and Bell Labs brands following the expected non-usage of the Lucent trade name going forward and a third party valuation of the Bell Labs trade name for €192 million. In the first half of 2015, we did not book any charges related to the impairment of assets.

Income (loss) from operating activities. Loss from operating activities was €813 million in the first half of 2016, compared to an income of €25 million in the first half of 2015. The decrease in the first half of 2016 is due to lower gross profits, higher research and development costs, higher restructuring costs and an impairment of assets charge, partially offset by lower administrative and selling expenses and the lack of litigation charges in the first half of 2016.

Finance costs. Finance costs in the first half of 2016 were €44 million, compared to €135 million in the first half of 2015. The decrease in finance costs compared to the prior period is mainly due to lower interest costs related to the early redemption of our Senior notes maturing 2017 and 2020 financed by a Revolving Liquidity Support Facility we entered into with Nokia on February 3, 2016 bearing interest at 2.40% per annum and the conversion and repayment of the remaining outstanding OCEANE 2018 on March 21, 2016.

Other financial income (loss). Other financial losses were €198 million in the first half of 2016, compared to losses of €7 million in the first half of 2015. In the first half of 2016, other financial loss consisted primarily of (i) expenses related to the “make-whole” amount of €111 million and the accelerated amortization of issuing fees of €17 million related to the redemption in full of the entire outstanding $700 million principal amount of our 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of our 8.875% Senior Notes due 2020, and the entire outstanding $650 million principal amount of our 4.625% Senior Notes due 2017 and (ii) €33 million related to the financial component of pension and post-retirement benefit costs. In the first half of 2015, other financial loss consisted primarily of a loss of €57 million related to the financial component of pension and post-retirement benefit costs and a foreign exchange loss of €27 million which were mostly offset by €108 in capital gains mainly related to our purchase of the equity owned by our joint venture partner in Alda Marine.

Share in net income (losses) of associates and joint ventures. Share in net income of associates and joint ventures was €1 million during the first half of 2016, compared with €1 million during the first half of 2015.

Alcatel-Lucent - 2016 Half-Year Financial Report    17

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €1,054 million in the first half of 2016 compared to a loss of €116 million in the first half of 2015.

Income tax benefit (expense). We had an income tax benefit of €2,358 million for the first half of 2016, compared to an income tax expense of €25 million for the first half of 2015. The income tax expense for the first half of 2016 resulted from a net deferred income tax benefit of €2,384 million, and a current income tax charge of €26 million. The net deferred income tax benefit of €2,384 million was part of the periodic re-assessment of the recoverability of our deferred tax assets, we have revised our projections of taxable results as of June 30, 20106 to take into account the effects of the combination with Nokia. Due to (i) an enhanced visibility for the Mobile Networks activity of Alcatel-Lucent compared to the uncertainties which concerned this activity in 2015 (particularly in view of its limitation in terms of scale and capacity in the coming 5G deployment), (ii) the compensation by Nokia pursuant to the MSA for the financial loss caused by the decision to discontinue certain Alcatel-Lucent Mobile products for the benefit of Nokia products, and (iii) the expected synergies, we considered it probable that taxable results will be generated beyond the 5 year horizon retained in 2015 for the recognition of our deferred tax assets. This resulted in the recognition of additional deferred tax assets for €2.4 billion, out of which €1.9 billion by our American subsidiary Alcatel-Lucent USA Inc., in the second quarter of 2016. The income tax expense for the first half of 2015 resulted from a net deferred income tax benefit of €14 million, which was more than offset by a current income tax charge of €39 million. The €14 million net deferred tax benefit was mainly related to the reassessment of the recoverability of deferred tax assets in the US.

Income (loss) from continuing operations. We had an income from continuing operations of €1,304 million in the first half of 2016 compared to a loss of €141 million in the first half of 2015.

Income (loss) from discontinued operations. In the first half of 2016, we had an income from discontinued operations of €1 million. The loss from discontinued operations in the first half of 2015 was €14 million related to additional carve-out costs for the Enterprise business we disposed of in 2014.

Non-controlling interests. Non-controlling interests accounted for a loss of €16 million in the first half of 2016, compared to a loss of €10 million in the first half of 2015. The decline in the first half of 2016 compared to the first half of 2015 is due largely to losses from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

Net income (loss) attributable to equity owners of the parent. A net income of €1,321 million was attributable to equity holders of the parent during the first half of 2016, compared with a net loss of €145 million in the first half of 2015.

1.4 LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Cash and cash equivalents decreased €1,898 million in the first half of 2016 from €4,905 million as of December 31, 2015 to €3,007 million as of June 30, 2016. This decrease was mainly due to changes in working capital. In addition, the decrease in cash and cash equivalents in the first half of 2016 was driven by the unfavorable impact of the net exchange rate changes of €267 million, reflecting mainly the change of the euro/U.S. dollar exchange rate of our cash and cash equivalents denominated in U.S. dollars.

Alcatel-Lucent - 2016 Half-Year Financial Report    18

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes slightly decreased by €47 million to €301 million for the first half of 2016 from €348 million for the first half of 2015 mainly due to lower income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments, which amounted to €129 million for the first half of 2016 compared to €244 million for the first half of 2015.

Changes in working capital had a significant negative impact of €1,753 million on net cash provided by operating activities before interest and taxes in the first half of 2016 compared to a negative effect of €232 million for the first half of 2015.

Changes in inventories and work in progress had a slight unfavorable effect on our net cash from operating activities of 76 million in the first half of 2016 compared to €116 million in the first half of 2015.

Changes in trade receivables and other receivables negatively impacted our cash from operation by €305 million for the first half of 2016 compared to a positive effect of €94 million for the first half of 2015, mainly due to lower sales of receivables.

Changes in trade payables and other payables used significant cash of €647 million in the first half of 2016 compared to €172 million in the first half of 2015. This increased use of cash is mainly driven by the high level of trade payables we had at the end of 2015, to be paid off in the first half of 2016.

Changes in customers’ deposits and advances had a slight unfavorable cash impact of €19 million in the first half of 2016 compared to a favorable cash impact of €96 million in the first half of 2015, due to lower advances and deposits received from U.S. clients in the first half of 2016.

Changes in other current assets and liabilities had a significant negative impact of €709 million in the first half of 2016 compared to €139 million in the first half of 2015. This is mainly due to the fact that we paid during the six months ended June 30, 2016 higher amounts of bonuses in relation with our 2015 performance compared to bonuses paid in the same period of 2015 in relation to our 2014 performance.

Interest paid decreased to €118 million for the first half of 2016 compared to €133 million for the first half of 2015 mainly due to the repayment prior to maturity of the 2017 and 2020 Senior Notes early in the first half of 2016 financed by the Revolving Liquidity Support Facility provided by Nokia, which provides better conditions as well as the conversion of OCEANE 2018 in conjunction with the public exchange offer launched by Nokia.

As a result of the above, net cash used by operating activities was €1,588 million for the first half of 2016 compared to €23 million for the first half of 2015.

Net cash provided (used) by investing activities. Net cash used by investing activities was €158 million in the first half of 2016 compared to €375 million in the first half of 2015. Capital expenditures increased from €259 million in the first half of 2015 to €485 million in the first half of 2016 essentially due to the termination of a license agreement by Qualcomm following the change of control. This termination resulted in the accelerated payment of all remaining unpaid royalties, which amounted to €274 million.

Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to €114 million for the first half of 2016 compared to €55 million for the first half of 2015.

On February 10, 2016, Alcatel-Lucent USA Inc. redeemed in full the entire outstanding $700 million principal amount of its 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of its 8.875% Senior Notes due 2020, and the entire outstanding $650 million principal amount of its 4.625% Senior Notes due 2017. The Senior Notes were redeemed at a “make-whole” redemption price , that is, the principal amount plus an amount equal to the net present value of the coupon payments that the noteholders forwent due to the early repayment of notes. The “make-whole” amount of €111 million (U.S.$122 million) and the accelerated amortization of issuing fees of €17 million were recorded in “Other financial expense”. Nokia provided a U.S. $2 billion Revolving Liquidity Support Facility to Alcatel-Lucent USA Inc., which was available, among other things, for the financing of the redemption of the 2017 and 2020 Senior Notes.

Alcatel-Lucent - 2016 Half-Year Financial Report    19

In addition, on January 15, 2016, we repaid the €190 million remaining outstanding under our 8.50% Senior Notes, on the maturity date of these notes, and on March 21, 2016, we redeemed at par plus accrued and unpaid interest all of the remaining outstanding OCEANE 2018, for an amount of € 0.8 million.

CAPITAL RESOURCES

Resources

Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt in various forms and credit facilities, including the Nokia Revolving Liquidity Support Facility and the Nokia Revolving Credit Facility. Our ability to continue to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable (such customers may ask for extended payment terms during the year); the perception of our credit quality by lenders and investors; and the debt market conditions generally. Since Alcatel-Lucent became part of the Nokia Group as a result of the Nokia Offer, the Group may also, from time to time, benefit from liquidity or credit facilities granted by Nokia Corporation, such as the two facilities mentioned above.

Given current conditions, access to the debt markets may not be available when we require financing. Also, although our on-going operations generated positive cash flow in 2015, this had not been the case in the previous years and was not the case for the first half of 2016. Our cash, cash equivalents and marketable securities, including short-term investments, amounted to €4,326 million as of June 30, 2016. Although approximately €955 million of this cash, cash equivalents and marketable securities are subject to exchange control restrictions in certain countries (primarily China) that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have a material impact on our ability to meet our cash obligations.

Nokia Revolving Liquidity Support Facility

On February 3, 2016, Nokia and Alcatel Lucent USA Inc. entered into a U.S.$2 billion Facility, which comprises:

facility A, for U.S.$686 million with a maturity date of June 30, 2017;

facility B, for U.S.$546 million, with a maturity date of December 31, 2019; and

facility C, for U.S.$768 million, with a maturity date of November 15, 2020.

Applicable interest rate is 2.40% per annum on drawn amounts. The commitment fee is 30% of 2.40% on available undrawn amounts.

The Facility was made available to Alcatel Lucent USA Inc. to finance the redemption of U.S. $700 million of its 6.750% Senior Notes due 2020, U.S. $500 million of its 8.875% Senior Notes due 2020, and U.S.$650 million of its 4.625% Senior Notes due 2017, including any related fees, costs and expenses, as well as for general purposes of the Alcatel Lucent Group. These Senior Notes were redeemed in February, 2016.

Borrowings under the Facility rank pari passu with all other unsecured and unsubordinated indebtedness of Alcatel Lucent USA Inc. The Facility does not contain any financial covenants. It does contain certain undertakings of Alcatel Lucent USA Inc. (including, for example, certain negative covenants, such as with respect to guarantees, indemnities and financial indebtedness), but none of these undertakings prevent the Borrower from engaging in any activities which would have been permitted under the indentures relating to the redeemed Senior Notes.

Nokia Revolving Credit Facility

On April 13, 2016, Nokia and Alcatel-Lucent Participations entered into a €1 billion Revolving Credit Facility for a two-year term.

Applicable interest rate is EURIBOR plus a 0.95% margin per annum on drawn amounts. A utilization fee of 0.10%, 0.20% or 0.40% per annum depending on the level of use of the facility, is also applicable. The commitment fee is 35% of 2.40% on available undrawn amounts.

Alcatel-Lucent - 2016 Half-Year Financial Report    20

This Revolving Credit Facility is available for the general purposes of Alcatel-Lucent Participations. On April 27, 2016, Alcatel-Lucent Participations drew down €250 million from this facility. This draw down was repaid on July 1, 2016.

OCEANE 2019 and 2020

As of June 30, 2016, there remained outstanding OCEANE 2019 in an amount of €367 million, and OCEANE 2020 in an amount of €109 million.

CREDIT RATINGS OF ALCATEL-LUCENT AND ALCATEL-LUCENT USA INC.

As of the date of filing of this report, the credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	n.a.	n.a	n.a.	n.a.	June 15, 2016	June 15, 2016
Alcatel-Lucent USA Inc.	n.a.	n.a.	n.a.	n.a.	June 15, 2016	June 15, 2016
Standard & Poor’s:
Alcatel-Lucent S.A.	BB+	BB+	B	Positive	March 21, 2016	March 21, 2016
Alcatel-Lucent USA Inc.	BB+	BB+	n.a.	Positive	March 21, 2016	March 21, 2016

On March 21, 2016 Standard & Poor’s raised its long-term corporate credit ratings on Alcatel-Lucent and on Alcatel-Lucent Inc. as well as its rating on their long-term debt from B+ to BB+. The B short term rating has been affirmed. The Outlook is positive.

On June 15, 2016, Moody’s withdrew its corporate family rating for Alcatel-Lucent as well as its rating of Alcatel-Lucent’s debt instruments, and its credit rating of the long-term debt of Alcatel-Lucent USA Inc.

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring plans, capital expenditures and short-term debt repayments.

Restructuring Plan. On October 29, 2015, Nokia announced a target of approximately €900 million of annual operating cost synergies to be achieved on a full year basis in 2018 by the Nokia-Alcatel-Lucent combined entity, relative to non-IFRS results calculated on a combined basis for full year 2015. On May 11, 2016, Nokia updated such annual operating cost synergies outlook, announcing above €900 million of net operating cost synergies to be achieved in full year 2018 compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015. For the six months ended June 30, 2016, the restructuring costs for these actions amounted to €327 million, out of which €8 million were actually paid out.

Pursuant to the restructuring plan, operating cost synergies are expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•	streamlining of overlapping products and services, particularly within the Mobile Networks business group;

•	rationalization of regional and sales organizations;

•	rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•	reduction of central function and public company costs; and

•	procurement efficiencies, given the combined company’s expanded purchasing power.

Capital Expenditures. Each year we incur a certain level of capital expenditures in maintenance and innovation. Our capital expenditures amounted to €211 million for the first six months of 2016.

Alcatel-Lucent - 2016 Half-Year Financial Report    21

Short-term Debt. As of June 30, 2016, we had €1,107 million of short-term financial debt outstanding.

Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €4,326 million as of June 30, 2016, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

To the extent that the business environment materially deteriorates or our customers reduce their spending plans, or if the credit markets were to limit our access to bid and performance bonds, with a resulting deterioration of our liquidity, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult in such circumstances.

Long-term Debt and Total Financial Debt. As of June 30, 2016, we had €3,160 million of long-term financial debt outstanding and therefore a total gross financial debt at that date of €4,267 million compared to €5,211 million as of December 31, 2015.

Rating Clauses Affecting our Debt. Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

1.5 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond June 30, 2016. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2016 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2016 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)
Contractual payment obligations	Payment deadline
	Less than one year	7/1/2017- 12/31/2018	2019-2020	2021 and after	Total
Financial debt (excluding finance leases)	1,097	133	1,452	1,516	4,198
Finance lease obligations	14	5	-	-	19
Equity component of convertible bonds	-	-	50	-	50
Unconditional purchase obligations (1)	14	20	27	7	68
Subtotal - included in statement of financial position	1,125	158	1,529	1,523	4,335
Finance costs on financial debt	223	212	281	280	996
Operating leases	176	169	137	68	550
Other unconditional purchase obligations(2)	651	428	200	55	1,334
Sub total - commitments not included in statement of financial position	1,050	809	618	403	2,880
Total contractual obligations(3)	2,175	968	2,147	1,925	7,215

(1)	Pursuant to the remaining 10-year license agreement entered into with Qualcomm on April 1, 2015.

(2)

Of which €370 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €192 million relate to commitments made to Accenture as part of several outsourcing transactions. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2016 unaudited interim condensed consolidated financial statements (see Note 13 to our first half 2016 unaudited interim condensed consolidated financial statements).

Alcatel-Lucent - 2016 Half-Year Financial Report    22

OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES

On June 30, 2016, our off-balance sheet commitments and contingencies amounted to €1,927 million, consisting primarily of €1,297 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as a delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line item “Provisions” or in inventory reserves. Not included in the €1,927 million is approximately €224 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)

Off-balance sheet contingent commitments	June 30, 2016	December 31, 2015
Guarantees given on contracts made by the Group	1,297	1,368
Discounted notes receivable with recourse(1)	-	-
Other contingent commitments(2)	630	688
Subtotal - Contingent commitments	1,927	2,056
Secured borrowings (3)	-	-
Total - Off-balance sheet commitments and secured borrowings(4)	1,927	2,056

(1)

Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 12a to our first half 2016 unaudited interim condensed consolidated financial statements.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described in Note 28 to our 2015 audited consolidated financial statements.

(3)	Excluding the subordinated guarantees on certain bonds described in Note 28 to our 2015 audited consolidated financial statements.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in the statement of financial position of our first half 2016 unaudited interim condensed consolidated financial statements (see Note 13 to our first half 2016 unaudited interim condensed consolidated financial statements). Refer also to Note 23 of our 2015 audited consolidated financial statements for a summary of our expected contributions to these plans.

1.6 RISK FACTORS

This section updates and supplements the risk factors to which the Company is exposed that are described under the heading “Risk Factors” of our 2015 20-F and should be read in conjunction therewith. This section should also be read in conjunction with the disclosure relating to the risks and uncertainties affecting our industry, which are described under the heading “Risk Factors” in Nokia Corporation’s Annual Report on Form 20-F for the year ended December 31, 2015.

Alcatel-Lucent - 2016 Half-Year Financial Report    23

Our ten largest customers accounted for approximately 50% of our revenues in the first half of 2016 (among which Verizon and AT&T represented 15% and 13% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers, or inability to expand and diversify our customer base to non service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for approximately 50% of our revenues in the first half of 2016 (among which Verizon and AT&T represented 15% and 13% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders, which could impact revenues from one reporting period to the next. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry. Although we are continuing to focus on expanding and diversifying our customer base to new emerging customer segments such as cable service providers, web-scale, large tech enterprises or vertical businesses, which are also investing in carrier-grade networks we may not succeed in achieving such expansion and diversification.

As a result of the transaction with Nokia, we may lose certain other existing contracts, or be unable to renew or gain new contracts due to customer diversity policies that limit the ability for the same network provider to exceed a certain threshold of business in a given market with such customer. Policies or practices in certain countries may also limit the possibility for foreign vendors to participate in the provision of networks business over a certain threshold.

1.7 LEGAL MATTERS

This section updates and supplements the description of legal matters to which the Company is exposed that are described under the heading “Legal Matters” of our 2015 20-F and should be read in conjunction therewith.

With respect to the French authorities’ investigation into corruption activities by Alcatel-Lucent and certain of its subsidiaries in Costa Rica (dating back to 2004 and that gave rise to criminal procedures and settlements in Costa Rica and the United States, and which were made public in prior disclosures), the French investigating magistrate on May 24, 2016 ordered that Alcatel-Lucent be indicted for violation of the French Criminal Code. The indictment alleges that Alcatel-Lucent was aware of the existence of payments made to the Costa Rican public telecom operator’s board members and the then president of Costa-Rica in order to obtain or retain business. The French investigating magistrate’s decision is based on the evidence that was gathered through the Costa-Rican criminal procedure and the statement of facts found in the Deferred Prosecution Agreement entered into with the U.S. Department of Justice in 2010. This decision is not based on any new evidence, and it is not expected that the trial will take place before 2017. If ultimately Alcatel-Lucent were to be found guilty, the maximum penalty to be incurred would be €750,000 and the exclusion of this non-commercial legal entity from bidding for French public procurement contracts.

With regard to the legal proceeding on the pension fund in the Netherlands, on June 10, 2016, the Cassation Court referred the case back to another Court of Appeal on the basis that the initial decision did not expound sufficiently its legal basis, with no decision on the merits of the case. Accordingly, the procedure starts anew, and no judgment is expected before 2017.

Alcatel-Lucent - 2016 Half-Year Financial Report    24

2. ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2016

Alcatel-Lucent - 2016 Half-Year Financial Report    25

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions except per share data)		Six months ended June 30,
	Notes	2016 (1)	2016	2015 (2)
Revenues	(5)	U.S.$6,725	€6,096	€6,685
Cost of sales		(4,349)	(3,942)	(4,364)
Gross profit		2,376	2,154	2,321
Administrative and selling expenses		(874)	(792)	(864)
Research and development costs		(1,360)	(1,233)	(1,213)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments	(5)	142	129	244
Restructuring costs	(9)	(414)	(375)	(191)
Litigations		-	-	(19)
Gain/(loss) on disposal of consolidated entities		-	-	(1)
Transaction-related costs		(86)	(78)	(7)
Impairment of assets		(539)	(489)	-
Post-retirement benefit plan amendments		-	-	(1)
Income (loss) from operating activities		(897)	(813)	25
Finance costs	(6)	(49)	(44)	(135)
Other financial income (loss)	(6)	(218)	(198)	(7)
Share in net income (losses) of associates & joint-ventures		1	1	1
Income (loss) before income tax and discontinued operations		(1,163)	(1,054)	(116)
Income tax (expense) benefit	(7)	2,602	2,358	(25)
Income (loss) from continuing operations		1,439	1,304	(141)
Income (loss) from discontinued operations		1	1	(14)
Net Income (Loss)		1,440	1,305	(155)
Attributable to:
- Equity owners of the parent		1,457	1,321	(145)
- Non-controlling interests		(18)	(16)	(10)
Earnings (loss) per share	(8)
Basic earnings (loss) per share:
- from continuing operations		0.42	0.38	(0.05)
- from discontinued operations		0.00	0.00	(0.00)
- attributable to the equity owners of the parent		0.41	0.37	(0.05)
Diluted earnings (loss) per share :
- from continuing operations		0.42	0.38	(0.05)
- from discontinued operations		0.00	0.00	(0.00)
- attributable to the equity owners of the parent		0.41	0.37	(0.05)

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1032 on June 30, 2016.

(2)	Six months ended June 30, 2015 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4 to our 2015 consolidated financial statements).

Alcatel-Lucent - 2016 Half-Year Financial Report    26

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)		Six months ended June 30,
	Notes	2016 (1)	2016	2015 (2)
Net income (loss) for the period		U.S.$1,440	€1,305	€(155)
Items to be subsequently reclassified to Income Statement		(253)	(229)	364
Financial assets available for sale		(19)	(17)	-
Cumulative translation adjustments		(237)	(215)	363
Cash flow hedging		3	3	1
Tax on items recognized directly in equity		-	-	-
Items that will not be subsequently reclassified to Income Statement		(96)	(87)	407
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(13)	(137)	(124)	426
Tax on items recognized directly in equity		41	37	(19)
Other comprehensive income (loss) for the period		(349)	(316)	771
Total comprehensive income (loss) for the period		1,091	989	616
Attributable to:
- Equity owners of the parent		1,145	1,038	558
- Non-controlling interests		(54)	(49)	58

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1032 on June 30, 2016.

(2)	Six months ended June 30, 2015 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4 to our 2015 consolidated financial statements).

Alcatel-Lucent - 2016 Half-Year Financial Report    27

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions) ASSETS	Notes	June 30, 2016 (1)	June 30, 2016	December 31, 2015
Non-current assets:
Goodwill		U.S.$3,495	€3,168	€3,215
Intangible assets, net	(2)	967	877	1,435
Goodwill and intangible assets, net		4,462	4,045	4,650
Property, plant and equipment, net		1,432	1,298	1,382
Investment in associates and joint ventures		16.548	15	20
Other non-current financial assets, net		414	375	361
Deferred tax assets	(7)	4,582	4,153	2,334
Prepaid pension costs	(13)	3,408	3,089	2,935
Other non-current assets		358	325	509
Total non-current assets		14,673	13,300	12,191
Current assets:
Inventories and work in progress, net		1,730	1,568	1,600
Trade receivables and other receivables, net		3,120	2,828	2,535
Advances and progress payments, net		44	40	45
Other current assets		1,134	1,028	778
Current income taxes		94	85	64
Marketable securities, net	(10)	1,455	1,319	1,626
Cash and cash equivalents	(10)	3,317	3,007	4,905
Current assets before assets held for sale		10,894	9,875	11,553
Assets held for sale and assets included in disposal groups held for sale		28	25	39
Total current assets		10,922	9,900	11,592
Total assets		25,594	23,200	23,783

(In millions) EQUITY AND LIABILITIES	Notes	June 30, 2016 (1)	June 30, 2016	December 31, 2015
Equity:
Capital stock (€0.05 nominal value: 3,539,176,163 ordinary shares issued at June 30, 2016 and 3,036,337,359 ordinary shares issued at December 31, 2015)		U.S.$195	€177	€152
Additional paid-in capital		24,639	22,334	21,232
Less treasury stock at cost		-	-	(1,084)
Accumulated deficit, fair values and other reserves		(19,081)	(17,296)	(16,281)
Other items recognized directly in equity		22	20	34
Cumulative translation adjustments		(180)	(163)	17
Net income (loss) - attributable to the equity owners of the parent		1,457	1,321	206
Equity attributable to equity owners of the parent		7,053	6,393	4,276
Non-controlling interests		931	844	904
Total equity		7,984	7,237	5,180
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(13)	5,285	4,791	4,506
Convertible bonds and other bonds, long-term	(10)	1,997	1,810	4,394
Other long-term debt	(10)	1,489	1,350	238
Deferred tax liabilities		364	330	946
Other non-current liabilities		210	190	561
Total non-current liabilities		9,345	8,471	10,645
Current liabilities:
Provisions	(9)	1,508	1,367	1,139
Current portion of long-term debt and short-term debt	(10)	1,221	1,107	579
Customers’ deposits and advances		943	855	794
Trade payables and other payables		3,004	2,723	3,578
Current income tax liabilities		41	37	65
Other current liabilities		1,539	1,395	1,789

Current liabilities before liabilities related to disposal groups held for sale		8,256	7,484	7,944
Liabilities related to disposal groups held for sale		9	8	14
Total current liabilities		8,265	7,492	7,958
Total Equity and Liabilities		25,594	23,200	23,783

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1032 on June 30, 2016.

Alcatel-Lucent - 2016 Half-Year Financial Report    28

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)		Six months ended June 30,
	Notes	2016(1)	2016	2015(2)
Cash flows from operating activities:
Net income (loss) - attributable to the equity owners of the parent		U.S.$1,457	€1,321	€(145)
Non-controlling interests		(18)	(16)	(10)
Adjustments	(14)	(1,107)	(1,004)	503
Net cash provided (used) by operating activities before changes in working capital, interest and taxes		332	301	348
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress		(84)	(76)	(116)
Trade receivables and other receivables		(336)	(305)	94
Advances and progress payments		3	3	5
Trade payables and other payables		(714)	(647)	(172)
Customers’ deposits and advances		(21)	(19)	96
Other current assets and liabilities		(782)	(709)	(139)
Cash provided (used) by operating activities before interest and taxes		(1,602)	(1,452)	116
Interest received		33	30	41
Interest paid		(130)	(118)	(133)
Taxes (paid)/received		(53)	(48)	(47)
Net cash provided (used) by operating activities		(1,752)	(1,588)	(23)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		2	2	46
Capital expenditures	(14)	(535)	(485)	(259)
Decrease (increase) in loans and other non-current financial assets		1	1	22
Cash expenditures from obtaining control of consolidated companies or equity affiliates	(14c)	-	-	(102)
Cash proceeds/(expenditure) from losing control of consolidated companies		-	-	(1)
Cash proceeds from sale of previously consolidated and non-consolidated companies		34	31	-
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities		324	293	(81)
Net cash provided (used) by investing activities		(174)	(158)	(375)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(388)	(352)	(51)
Issuance of long-term debt		2,332	2,114	85
Repayment/repurchase of long-term debt		(1,958)	(1,775)	-
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control		-	-	-
Net effect of exchange rate changes on inter-unit borrowings and other		48	44	11
Capital increase		93	84	22
Dividends paid		-	-	(12)
Net cash provided (used) by financing activities		127	115	55
Cash provided (used) by operating activities of discontinued operations		-	-	5
Cash provided (used) by investing activities of discontinued operations		-	-	30
Cash provided (used) by financing activities of discontinued operations		-	-	-
Net effect of exchange rate changes		(295)	(267)	439
Net Increase (Decrease) in cash and cash equivalents		2,094	(1,898)	131
Cash and cash equivalents at beginning of period		-	4,905	3,878
Cash and cash equivalents at end of period (3)		3,317	3,007	4,007
Cash and cash equivalents at end of period classified as assets held for sale		-	-	2

Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period		3,317	3,007	4,009

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1032 on June 30, 2016.

(2)	Six months ended June 30, 2015 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4 to our 2015 consolidated financial statements).

(3)

Includes €955 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2016 (€1,505 million as of June 30, 2015). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

Alcatel-Lucent - 2016 Half-Year Financial Report    29

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros, except number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit and other reserves	Other items recognized directly in equity	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non- controlling interests	TOTAL
Balance at December 31, 2014 after appropriation as restated(2)	2,780,311,943	141	20,869	(17,150)	(24)	(1,084)	(346)	-	2,406	833	3,239
Changes in equity for the six-month period ended June 30, 2015	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss) for the six-month period (3)	-	-	-	404	4	-	295	(145)	558	58	616
Other capital increases	14,028,022	1	22	-	-	-	-	-	23	-	23
Share-based payments	-	-	-	9					9	-	9
Treasury stock	3,806	-	-	-		-			-	-	-
Equity component of OCEANE 2019 and 2020 issued in 2014, net of tax	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(12)	(12)
Other adjustments	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2015 as restated (2)	2,794,343,771	142	20,891	(16,737)	(20)	(1,084)	(51)	(145)	2,996	879	3,875
Balance at December 31, 2015 after appropriation (4)	2,996,221,659	152	21,232	(16,075)	34	(1,084)	17	-	4,276	904	5,180
Changes in equity for the six-month period ended June 30, 2016	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss) for the six-month period (3)	-	-	-	(87)	(14)		(180)	1,321	1,040	(49)	989
Conversion of OCEANE 2018	291,770,205	14	401	(29)	-	-	-	-	386	-	386
Conversion of OCEANE 2019	75,350,015	4	238	(16)	-	-	-	-	226	-	226
Conversion of OCEANE 2020	99,557,647	5	308	(31)	-	-	-	-	282	-	282
Other capital changes	36,160,937		82	-	-	-	-	-	84	-	84
Share-based payments	-	-	-	26	-	-	-	-	26	-	26
Treasury stock	40,115,700	-	73	(1,084)	-	1,084	-		73	-	73
Dividends	-	-	-	-	-	-	-	-	-	(11)	(11)
Other adjustments	-	-	-		-	-	-	-	-		-
Balance at June 30, 2016	3,539,176,163	177	22,334	(17,296)	20	-	(163)	1,321	6,393	844	7,237

(1)	See Note 8.

(2)	Amounts are restated to reflect the impact of a change in accounting treatment (see Note 4 to our 2015 consolidated financial statements).

(3)	See consolidated statements of comprehensive income.

(4)	The appropriation was approved at the Shareholders’ Meeting held on June 21, 2016.

Alcatel-Lucent - 2016 Half-Year Financial Report    30

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent S.A. (“Alcatel-Lucent”) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel-Lucent and its subsidiaries (the “Group”) develop and integrate technologies, applications and services to offer innovative global communications solutions. Alcatel-Lucent is listed principally on the Paris stock exchange.

These unaudited interim condensed consolidated financial statements reflect the results and financial position of the Group as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million. On August 1, 2016, the Board of Directors authorized for issuance these unaudited interim condensed consolidated financial statements as of June  30, 2016.

NOTE 1.    Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance. These unaudited interim condensed consolidated financial statements comply with IAS 34 “Interim Financial Reporting”.

IFRSs can be found at: www.ec.europa.eu/finance/accounting/index_en.htm.

As of June 30, 2016, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s unaudited interim condensed consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2016 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2015 with the exception of the adoption in 2016 of Amendments to IAS 1 “Presentation of financial statements” and Improvements to IFRSs 2012-2014 cycle ; that comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, most visibly through additional guidance on use of judgment in applying materiality in aggregation and disaggregation of line items and more generally in the presentation in the financial statements. The adoption of the Amendment and Improvement were immaterial to the Group’s unaudited interim condensed consolidated financial statements.

NOTE 2.    Principal uncertainties regarding the use of estimates

The preparation of unaudited interim condensed consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows. The principal areas of uncertainty where estimates and judgment are used, which are similar to those described as of December 31, 2015, are:

•	valuation allowance for inventories and work in progress;

Alcatel-Lucent - 2016 Half-Year Financial Report    31

•	impairment of customer receivables;

•	goodwill, other intangible assets and capitalized development costs;

•	provisions for warranty costs and other product sales reserves;

•	provisions for litigation;

•	deferred tax assets;

•	pension and retirement obligations and other employee and post-employment benefit obligations;

•	revenue recognition; and

•	restructuring costs and impact on the recoverable value of goodwill.

As part of the periodic re-assessment of the recoverability of our deferred tax assets, we have revised our projections of taxable results as of June 30, 2016 to take into account the effects of the combination with Nokia. Due to (i) enhanced visibility, as compared to the uncertainties we faced in 2015 concerning the Mobile networks activity of the Group, particularly the scale and capacity of the 5G networks deployment, (ii) the compensation to be paid to the Group by Nokia pursuant to the Master Services Agreement (MSA) for the financial loss caused by the decisions to discontinue certain Alcatel-Lucent Mobile products for the benefit of Nokia products and (iii) the expected synergies, we determined it probable that taxable results will be generated beyond the 5 year horizon used in 2015 for the recognition of our deferred tax assets.

This resulted in the recognition in the second quarter of 2016 of additional deferred tax assets of €2.4 billion, of which €1.9 billion was recognized by our American subsidiary Alcatel-Lucent USA Inc., as described in note 7 below.

We also re-assessed the value in use of our Lucent and Bell Labs trade names following the combination with Nokia and performed prospective changes to our estimates by amending the useful lives of certain significant assets. Consequently, we recognized an impairment loss of €192 million related to these trade names as of June 30, 2016, classified in the “Impairment of assets” line item of the income statement, of which €101 million corresponded to the full impairment of our Lucent trade name for which no usage is expected going forward. We also started to amortize the Bell Labs trade name over 15 years. Until December 31, 2015, the Bell Labs trade name had an indefinite life. The impact of the amortization of the Bell Labs trade name over the first six months of 2016 amounted to €14 million.

NOTE 3.    Changes in accounting policy and presentation

No change in accounting policy and presentation occurred in the first six months of 2016, other than changes in estimate described in note 2 above.

NOTE 4.    Acquisitions and divestitures

On January 5, 2016, the French financial regulator, the Autorité des marchés financiers (the “AMF”), published the final results of the public exchange offer initiated by Nokia for all outstanding ordinary shares, ADSs and OCEANE convertible bonds of Alcatel-Lucent, in exchange for Nokia shares or Nokia American depositary shares (the “Nokia Offer”) and declared that the Nokia Offer was successful.

On January 7, 2016, Nokia announced that its public exchange offer for Alcatel-Lucent securities in France and in the United States closed, that its new shares were entered into the Finnish Trade Register and that Nokia was included in the CAC 40 index.

On January 8, 2016, the newly constituted Board of Directors of Alcatel-Lucent decided to terminate Alcatel-Lucent’s program for ADSs following the closing of the initial Nokia Offer and that it would seek to delist Alcatel-Lucent’s ADSs from The New York Stock Exchange following the closing of the reopened Offer.

Alcatel-Lucent - 2016 Half-Year Financial Report    32

On February 10, 2016, the AMF published the results of the reopened Nokia Offer for Alcatel-Lucent securities in France and in the United States. 426,695,572 Alcatel-Lucent ordinary shares, 52,286,499 ADSs, 4,795,096 OCEANE 2018 convertible bonds, 19,971,720 OCEANE 2019 convertible bonds, and 56,644,832 OCEANE 2020 convertible bonds were tendered into the reopened Nokia offer in France and/or in the U.S. The settlement of the reopened Nokia Offer occurred on February 12, 2016. As a result, immediately following the settlement of the reopened Nokia Offer, Nokia held 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel-Lucent, corresponding to 87.33% of Alcatel-Lucent’s shares on a fully diluted basis.

On May 9, 2016 Nokia announced that it had completed the acquisition of 107,775,949 Alcatel-Lucent shares from the Depositary pursuant to a share purchase agreement between the Depositary and Nokia. On completion, the Depositary received 0.55 Nokia shares for each of our ordinary shares, which is the same exchange ratio offered in the Nokia Offer for our ordinary shares. We understand that thereafter, the Depositary sold the Nokia shares received by it. Holders of ADRs who did not surrender their ADRs for cancellation by April 25, 2016 are only entitled to their pro rata portion of the proceeds from the sale of the Nokia shares by the Depositary, net of applicable fees and costs. The terms of the ADS program provide that, following completion of the sale, the Depositary is discharged from all obligations in respect of the deposit agreement and the ADRs evidencing our ADSs, except to account for the proceeds held for the benefit of the ADR holders who did not surrender their ADRs for cancellation.

On May 12, 2016, Nokia agreed to acquire, through a privately negotiated transaction in consideration for an aggregate cash payment of €418.9 million, 72,994,133 of the €688,425,000 OCEANE 2019 convertible bonds and 19,943,533 of the €460,289,980 OCEANE 2020 convertible bonds. The settlement of the transaction occurred on May 16, 2016. Following this transaction Nokia owned 94.64% of the share capital and 94.57% of the voting rights of Alcatel-Lucent, corresponding to 94.17% of the Alcatel-Lucent shares on a fully diluted basis.

As a result of multiple off-market acquisitions of Alcatel-Lucent securities between February 18, 2016 and June 14, 2016, Nokia crossed the 95% ownership threshold of Alcatel-Lucent’s share capital and voting rights that allows it under French law to proceed with a squeeze-out of the remaining shareholders, and on June 16, 2016, it filed with the AMF a declaration with respect to the crossing of the 95% threshold. On the same date, Nokia announced that it held 95.33% of the Alcatel-Lucent share capital and 95.26% of the voting rights, corresponding to 95.16% of Alcatel-Lucent shares on a fully diluted basis, and that it intends to file with the AMF a public buy-out offer in cash for the remaining Alcatel-Lucent securities during the third quarter of 2016, which will be followed by a squeeze-out in cash. The public buy-out offer and the squeeze-out procedure will be subject to the review and clearance of the AMF.

NOTE 5.    Information by operating segment and by geographical segment

Following the change of control that occurred on January 4, 2016, we have aligned our reporting structure with Nokia. We have three reportable segments for financial reporting purposes: (i) Ultra Broadband Networks (ii) IP Networks and Applications within the Networks business and (iii) Group Common and Other, which includes Technologies. We have aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment, Ultra Broadband Networks, and IP/Optical Networks and Applications and Analytics operating segments to one reportable segment, IP Networks and Applications. The aggregated operating segments have similar economic characteristics and have similar products, production processes, distribution methods and customers, as well as operate in a similar regulatory environment.

The chief operating decision maker, defined as the Board of Directors, regularly reviews financial information for operating and reportable segments. Key financial performance measures of the reportable segments are net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on operating profit.

“Ultra Broadband Networks” is composed of the Mobile Networks and Fixed Networks business groups.

“IP Networks & Applications” is composed of the IP/Optical Networks and Applications & Analytics business groups.

Alcatel-Lucent - 2016 Half-Year Financial Report    33

“Group Common & Other” is composed of Alcatel Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities, Technologies, as well as certain corporate-level and centrally-managed operating expenses.

The comparable period of 2015 was re-presented accordingly.

The information by reportable segment follows the same accounting policies as those used and described in the 2015 audited consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by reportable segment

(In millions of euros) Six months ended June 30, 2016	Ultra Broadband Networks	IP Networks & Applications	Total Networks	Common group, Other and eliminations(1)	Total	PPA adjustments (2)	Total consolidated
Revenues	3,227	2,340	5,567	529	6,096	-	6,096
Cost of sales	(2,120)	(1,397)	(3,517)	(426)	(3,942)	-	(3,942)
Gross profit	1,107	943	2,050	104	2,154	-	2,154
Selling, general and administrative expenses	(378)	(338)	(716)	(62)	(778)	(14)	(792)
Research and development expenses	(561)	(512)	(1,073)	(146)	(1,219)	(14)	(1,233)
Operating income (loss) (3)	168	93	261	(104)	157	(28)	129

(1)	Includes elimination of inter-segment revenues and cost of sales for €13 million for each.

(2)

Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination, including the amortization of our Bell Labs trade name of €14 million.

(3)

Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments.

Alcatel-Lucent - 2016 Half-Year Financial Report    34

(In millions of euros) Six months ended June 30, 2015	Ultra Broadband Networks	IP Networks & Applications	Total Networks	Common group, Other and eliminations(1)	Total	PPA and other adjustments (2)	Total consolidated
Revenues	3,757	2,424	6,181	504	6,685	-	6,685
Cost of sales	(2,554)	(1,416)	(3,970)	(422)	(4,392)	28	(4,364)
Gross profit	1,203	1,008	2,211	82	2,293	28	2,321
Selling, general and administrative expenses	(408)	(314)	(722)	(31)	(753)	(111)	(864)
Research and development expenses	(652)	(497)	(1,149)	(134)	(1,283)	70	(1,213)
Operating income (loss) (3)	143	197	340	(83)	257	(13)	244

(1)	Includes elimination of inter-segment revenues and cost of sales of €26 million for each.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination of €(13) million and reclassifications.

(3)

Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, transaction-related costs, impairment of assets and post-retirement benefit plan amendments.

b/ Products and Services revenues

The following table sets forth revenues for products and services:

(In millions of euros)	Six months ended June 30,
	2016	2015
Products	4,269	4,507
Services	1,802	2,112
Other	25	66
Total Revenues	6,096	6,685

Alcatel-Lucent - 2016 Half-Year Financial Report    35

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes - generally reflects the traditional seasonal pattern of service providers’ capital expenditures. This seasonality could differ depending on varying business trends in any given quarter.

c/ Information by geographical segment

(In millions of euros) Revenues by customer location	Europe	Middle- East / Africa	Greater China	Asia / Pacific	North America	Latin America	Total consolidated
Six months ended June 30, 2016	1,521	320	478	720	2,671	386	6,096
Six months ended June 30, 2015	1,568	466	614	615	3,095	327	6,685

d/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first six months ended June 30, 2016, Verizon and AT&T represented respectively 15% and 13% of our revenues (respectively 17% and 13% in the first six months ended June 30, 2015).

Alcatel-Lucent - 2016 Half-Year Financial Report    36

NOTE 6.    Financial income (loss)

(In millions of euros)	Six months ended June 30,
	2016	2015
Interest expense related to gross financial debt	(71)	(166)
Interest income related to cash and marketable securities	27	31
Finance costs (net)	(44)	(135)
Dividends	3	-
Reversal of impairment losses/ (impairment losses) on financial assets	(14)	-
Net exchange gain (loss)	(11)	(27)
Financial component of pension and post-retirement benefit costs	(33)	(57)
Capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities(1)	8	107
Other (2)	(151)	(31)
Other financial income (loss)	(198)	(7)
Total financial income (loss)	(242)	(142)

(1)	Six months ended June 30, 2015: included a €102 million capital gain related to the re-measurement of our historical 51% stake in ALDA Marine.

(2)

Six months ended June 30, 2016: includes the “make-whole” amount of €111 million (U.S.$122 million) and the accelerated amortization of issuing fees of €17 million related to the redemption in full of the entire outstanding $700 million principal amount of our 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of our 8.875% Senior Notes due 2020, and the entire outstanding $650 million principal amount of our 4.625% Senior Notes due 2017 (see note 10).

NOTE 7.    Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Six months ended June 30,
	2016	2015(1)
Current income tax (expense) benefit	(26)	(39)
Deferred income tax benefit (expense), net	2,384	14
Income tax benefit (expense)	2,358	(25)

(1)	Six months ended June 30, 2015 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4 to our 2015 consolidated financial statements).

In the first six months ended June 30, 2016, we recognized €2.4 billion of additional deferred tax assets following changes in estimates made, particularly by taking into account projections of taxable results beyond 2020 as described in Note 2 of these interim condensed consolidated financial statements.

Alcatel-Lucent - 2016 Half-Year Financial Report    37

United States

€1.9 billion of additional deferred tax assets (€1.2 billion of loss carried forward and €0.7 billion of deductible temporary differences) was recognized during the first half of 2016 by our American subsidiary Alcatel-Lucent USA Inc., leading to a total amount of €3.6 billion as of June 30, 2016, of which €2.4 billion arose from tax losses carried forward and €1.2 billion from deductible temporary differences. The overall tax losses carried forward in the U.S. of €9.5 billion (tax effected) begin to expire in 2021 and 2022 by €3.2 billion for each of the two years and end in 2030, and their utilization is subject to limitations under Section 382 of the U.S. Internal Revenue Code following the change of control. As a result, the additional deferred tax assets recognized represent €0.2 billion for the period 2016-2020 and €1.7 billion beyond 2020. We estimate that €5.9 billion of these tax losses carried forward will not be utilized.

Out of these €3.6 billion of deferred tax assets recognized in the U.S., €2.0 billion was recognized for the period 2016-2020 and the remaining amount beyond 2020 until 2030, corresponding to 15 years of projected taxable results.

Other Countries

€0.5 billion of additional deferred tax assets was also recognized by other subsidiaries of the Group called “Fronting units” benefiting from a minimum guaranteed margin as part of our internal transfer pricing agreements with their “Principal” units i.e. Alcatel-Lucent International and Alcatel-Lucent USA Inc. As of June 30, 2016, the overall deductible temporary differences and unused tax losses or tax credits that we recognized amounted to €0.9 billion and the projection of taxable results are extended approximately to 20 years in case of the absence of expiry dates.

All losses carried forward without expiry date were recognized.

Nevertheless, no deferred tax assets were recognized by Alcatel-Lucent S.A. (parent of the French tax group) and Alcatel-Lucent Shanghai Bell due to the lack of convincing evidence that future taxable profits will be available.

Tax losses carried forward in Germany

Due to the change of control, we lost our tax losses carried forward in Germany for 0.6 billion (tax effected).

Other

In addition to our tax losses carried forward, we have a significant capital loss resulting from a recent legal entity reorganization. We are currently assessing whether it represents a taxable transaction and the amount of resulting tax loss carry forward. Furthermore, the utilization of this potential capital loss would be subject to limitations due to the change of control. As a result, no deferred tax assets were recognized as of June 30, 2016.

Alcatel-Lucent - 2016 Half-Year Financial Report    38

NOTE 8.    Earnings per share

The tables below provide the elements used in arriving at the basic earnings (loss) per share and diluted earnings (loss) per share for the periods presented:

	Six months ended June 30,
Number of shares	2016	2015
Number of ordinary shares issued (share capital)	3,539,176,163	2,834,460,292
Treasury shares	-	(40,116,521)
Number of shares in circulation	3,539,176,163	2,794,343,771
Weighting effect of share issues (of which stock options exercised)	(106,693,719)	(6,871,222)
Weighting effect of treasury shares	-	(1,473)
Weighted average number of shares outstanding - basic	3,432,482,444	2,787,471,076
Dilutive effects:
- Equity plans (stock options, RSU)	14,902,714	-
- Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-
- Alcatel-Lucent’s convertible bonds (OCEANE) issued on July 3, 2013	-	-
- Alcatel-Lucent’s convertible bonds (OCEANE) 1st and 2nd tranche issued on June 10, 2014	116,574,300	-
Weighted average number of shares outstanding - diluted	3,563,959,458	2,787,471,076

As our net result was a loss in the first half of 2015, stock-options and performance shares’ plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share. Additionally, convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share.

(In millions of euros)	Six months ended June 30,
Net income (loss)	2016	2015(1)
Net income (loss) attributable to the equity owners of the parent - basic	1,321	(145)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	12	-
Net income (loss) - diluted	1,333	(145)

(1)	Six months ended June 30, 2015: amounts are restated to reflect the impact of a change in accounting treatment (see Note 4 to our 2015 consolidated financial statements).

NOTE 9.	Provisions

a/ Balance at closing

	(In millions of euros)	June 30, 2016	December 31, 2015
	Provisions for product sales	349	376
	Provisions for restructuring	508	291
	Provisions for litigation	172	106
	Other provisions	338	366
	Total (1)	1,367	1,139
(1) of which:	portion expected to be used within one year	1,139	897
	portion expected to be used after one year	228	242

Alcatel-Lucent - 2016 Half-Year Financial Report    39

b/ Change during the six-month period ended June 30, 2016

(In millions of euros)	December 31, 2015	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2016
Provisions for product sales	376	201	(208)	(9)	-	(22)	349
Provisions for restructuring	291	355	(115)	(17)	-	(5)	508
Provisions for litigation	106	23	(13)	(4)	-	60	172
Other provisions	366	129	(93)	(7)	-	(57)	338
Total	1,139	708	(429)	(37)	-	(24)	1,367
Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(342)		17			(325)
- Other financial income (loss)		2		1			3
- Restructuring costs		(355)		17			(338)
- Litigation		-		-			-
- Income taxes		(13)		-			(13)
- Gain (loss) on disposal of consolidated entities		-		-			-
- Post-retirement benefit plan amendments		-		-			-
- Income (loss) from discontinued operations		-		2			2
Total		(708)		37			(671)

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigation. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated and therefore nothing is reserved for those disputes as of June 30, 2016.

Alcatel-Lucent - 2016 Half-Year Financial Report    40

c/ Restructuring costs

(In millions of euros)	Six months ended June 30,
	2016	2015
Social costs - Restructuring reserves	(340)	(67)
Other monetary costs - Restructuring reserves	2	(3)
Swap Restructuring costs	(28)	-
Other monetary costs - Payables	(2)	(71)
Other monetary costs - Pension reserve	(6)	(37)
Valuation allowances or write-offs of assets and other	(1)	(13)
Total restructuring costs	(375)	(191)

On October 29, 2015, Nokia announced a target of approximately €900 million of annual operating cost synergies to be achieved on a full year basis in 2018 by the Nokia-Alcatel-Lucent combined entity, relative to non-IFRS results calculated on combined basis for full year 2015. For the six months ended June 30, 2016, the restructuring costs for these actions amounted to €327 million, of which €8 million were actually paid out.

Pursuant to the restructuring plan, operating cost synergies are expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•	streamlining of overlapping products and services, particularly within the Mobile Networks business group;

•	rationalization of regional and sales organizations;

•	rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•	reduction of central function and public company costs; and

•	procurement efficiencies, given the combined company’s expanded purchasing power.

Alcatel-Lucent - 2016 Half-Year Financial Report    41

NOTE 10.    Financial debt

(In millions of euros)	June 30, 2016	December 31, 2015
Marketable securities – short term, net	1,319	1,626
Cash and cash equivalents	3,007	4,905
Cash, cash equivalents and marketable securities	4,326	6,531
Convertible bonds and other bonds – long-term portion	(1,810)	(4,394)
Other long-term debt	(1,350)	(238)
Current portion of long-term debt and short-term debt	(1,107)	(579)
of which bonds and credit facilities –short-term portion	(986)	(190)
of which current portion of other long-term debt and short-term debt	(121)	(389)
Financial debt, gross	(4,267)	(5,211)
Derivative interest rate instruments – other current and non-current assets	-	4
Derivative interest rate instruments – other current and non-current liabilities	-	-
Loan to joint venturer – financial asset (loan to co-venturer)	1	-
Cash (financial debt), net before FX derivatives	60	1,325
Derivative FX instruments on financial debt – other current and non-current assets(1)	44	158
Derivative FX instruments on financial debt – other current and non-current liabilities(1)	(30)	(20)
Net amount paid/(received) in respect of credit support arrangements (CSA) for derivative instruments – other current assets/liabilities	27	(54)
Cash (financial debt), net – excluding discontinued operations	99	1,409
Cash (financial debt), net – assets held for sale	-	-
Cash (financial debt), net – including discontinued operations	99	1,409
(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$/€) related to inter-unit loans.

Changes during the first six-month period ended June 30, 2016

On January 11, 2016, Alcatel-Lucent announced that Alcatel-Lucent USA Inc. exercised its option to redeem in full the entire outstanding $700 million principal amount of its 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of its 8.875% Senior Notes due 2020, and the entire outstanding $650 million principal amount of its 4.625% Senior Notes due 2017. The Notes were redeemed in full on February 10, 2016 at a “make-whole” redemption price. The “make-whole” amount of €111 million (U.S.$122 million) and the accelerated amortization of issuing fees of €17 million were recorded in “Other financial expense”.

Alcatel-Lucent - 2016 Half-Year Financial Report    42

On January 15, 2016, which was the maturity date, Alcatel-Lucent repaid the €190 million outstanding under its 8.50% Senior Notes.

On February 3, 2016, Nokia and Alcatel Lucent USA Inc. entered into a U.S.$2 billion Revolving Liquidity Support Facility divided in the following three tranches: Facility A, for U.S.$686 million with a maturity date of June 30, 2017, Facility B for U.S.$546 million, with a maturity date of December 31, 2019; and Facility C for U.S.$768 million, with a maturity date November 15, 2020. Applicable interest rate is 2.40% per annum on drawn amounts. The commitment fee is 30% of 2.40% on available undrawn amounts. This facility was fully drawn on June 30, 2016.

On February 9, 2016, we terminated our €504 million revolving credit facility agreement we entered into December 17, 2013.

On March 21, 2016, the 421,910 OCEANE 2018 remaining outstanding were redeemed in full for €0.8 million.

On April 13, 2016, Nokia and Alcatel-Lucent Participations entered into a €1 billion Revolving Credit Facility for a two-year term. Applicable interest rate is EURIBOR plus a 0.95% margin per annum on drawn amounts. A utilization fee of 0.10%, 0.20% or 0.40% per annum depending on the level of use of the facility, is also applicable. There is a commitment fee of 35% of 2.40% on available undrawn amounts. On April 27, 2016 Alcatel-Lucent Participations drew down €250 million from this facility.

During the second quarter of 2016, no request for conversion of OCEANE 2019 or OCEANE 2020 were received. Therefore, as of June 30, 2016, the remaining outstanding OCEANE 2019 amounted to €367 million and the remaining outstanding OCEANE 2020 amounted to €109 million.

Alcatel-Lucent - 2016 Half-Year Financial Report    43

a/ Nominal value at maturity date of bonds and credit facilities

(In millions of euros)			Carrying amount at June 30, 2016	Equity component and fair value adjustments	Nominal value at maturity date
					June 30, 2016	December 31, 2015
8.50% Senior Notes(1)	€190 M	January 2016	-	-	-	190
4.625% Senior Notes(2)	U.S.$650 M	July 2017	-	-	-	598
4.25% OCEANE(3)	€417 M	July 2018	-	-	-	417
0.00% OCEANE	€640 M	January 2019	332	35	367	640
0.125% OCEANE	€429 M	January 2020	94	15	109	429
8.875% Senior Notes(2)	U.S.$500 M	January 2020	-	-	-	459
6.75% Senior Notes(2)	U.S.$700 M	November 2020	-	-	-	643
6.50 % Senior Notes	U.S.$300 M	January 2028	251	19	270	274
6.45 % Senior Notes	U.S.$1,360 M	March 2029	1,133	94	1,225	1,250
Total bonds			1,810	163	1,972	4,900
Nokia Credit Facility Agreement – ASN(4)	€74 M	March 2022	74	-	2	4
Nokia Credit Facility Agreement – ALU USA	U.S.$2,000 M(5)		1,801	-	1,801	-
Nokia Credit facility Agreement, ALU Participations	€250 M		250	-	250	-
Total bonds and credit facilities			3,935	163	4,025	4,904

(1)	These Senior Notes matured and were paid.

(2)	These Senior Notes were repaid following the exercise by Alcatel-Lucent USA Inc. of the redemption option.

(3)	This OCEANE was converted and the remaining outstanding was repaid in full for €0.8 million.

(4)	Credit facility entered into with Nokia on March 21, 2016 with quarterly repayments until March 2022; having financed the full repayment of a credit facility signed on March 18, 2015.

(5)

Three tranches: Facility A, for U.S.$686 million with a maturity date of June 30, 2017, Facility B for U.S.$546 million, with a maturity date of December 31, 2019; and Facility C for U.S.$768 million, with a maturity date November 15, 2020.

Alcatel-Lucent - 2016 Half-Year Financial Report    44

b/ Credit ratings

At August 1, 2016, the credit ratings of Alcatel-Lucent S.A. and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	n.a.	n.a.	n.a.	n.a.	June 15, 2016	June 15, 2016
Alcatel-Lucent USA Inc.	n.a.	n.a.	n.a.	n.a.	June 15, 2016	June 15, 2016
Standard & Poor’s:
Alcatel-Lucent S.A.	BB+	BB+	B	Positive	March 21, 2016	March 21, 2016
Alcatel-Lucent USA Inc.	BB+	BB+	n.a.	Positive	March 21, 2016	March 21, 2016

On March 21, 2016 Standard & Poor’s raised its long-term corporate credit ratings on Alcatel-Lucent and on Alcatel-Lucent Inc. as well as its rating on their long-term debt from B+ to BB+. The B short term rating has been affirmed. The Outlook is positive.

On June 15, 2016 Moody’s withdrew its corporate family rating for Alcatel-Lucent as well as its rating of Alcatel-Lucent’s debt instruments, and its credit rating of the long-term debt of Alcatel-Lucent USA Inc.

c/ Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at June 30, 2016

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding notes and convertibles debentures do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Management of covenants

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain any maintenance financial covenants.

Alcatel-Lucent - 2016 Half-Year Financial Report    45

NOTE 11.     Fair value hierarchy

IFRS 7 “Financial Instruments: Disclosures” requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

•	Level 1: unadjusted quoted prices in active markets for identical unrestricted assets or liabilities that the entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis

	June 30, 2016				December 31, 2015
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value through equity	-	106	9	116	-	159	7	166
Financial assets at fair value through profit or loss	-	1,262	-	1,262	-	1,570	-	1,570
Currency derivatives	-	79	-	79	-	175	-	175
Interest-rate derivatives - hedging	-	-	-	-	-	4	-	4
Interest-rate derivatives - other	-	-	-	-	-	-	-	-
Cash equivalents (1)	649	902	-	1,552	1,170	380	-	1,550
Total	649	2,349	9	3,008	1,170	2,288	7	3,464
Liabilities	-	-	-	-
Currency derivatives	-	(88)	-	(88)	-	(108)	-	(108)
Interest-rate derivatives - hedging	-	-	-	-	-	-	-	-
Interest-rate derivatives - other	-	-	-	-	-	(11)	-	(11)
Total	-	(89)	-	(89)	-	(119)	-	(119)

(1)

Actively traded money market funds are measured at their net asset value and classified as Level 1. The Group’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in financial assets available for sale at fair value classified in Level 2 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

Alcatel-Lucent - 2016 Half-Year Financial Report    46

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis in the first six months of 2016 or in the same period of 2015.

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

NOTE 12.     Financial assets transferred

a/ Receivables sold without recourse

Balances

(In millions of euros)	June 30, 2016	December 31, 2015
Outstanding amounts of receivables sold without recourse (1)	883	1,978

(1)

Without recourse in case of payment default by the debtor. See accounting policies in Note 1q of the 2015 audited consolidated financial statements. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	Six months ended June 30,
	2016	2015
Impact on cash flows from operating activities	(1,095)	(65)

b/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position, as we are keeping substantially all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State.

The proceeds and cost of such transfers are included in our financial debt (other financial debt), which represented €133 million as of June 30, 2016 (€230 million as of December 31, 2015).

Alcatel-Lucent - 2016 Half-Year Financial Report    47

NOTE 13.    Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent applies IAS 19 Revised which requires the immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

95% of Alcatel-Lucent’s total benefit obligations and 96% of Alcatel-Lucent’s plan asset fair values were re-measured as of June 30, 2016. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2016 have been updated and were as follows:

Discount rate	June 30, 2016	December 31, 2015
U.S. - Pension	3.04%	3.79%
U.S. - Post-retirement health care and other	2.66%	3.44%
U.S. - Post-retirement life	3.26%	4.02%
Euro - Pension	1.43%	2.00%
U.K. - Pension	2.75%	3.75%

Alcatel-Lucent - 2016 Half-Year Financial Report    48

Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)	June 30, 2016			December 31, 2015
	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	1,073	(2,644)	(1,571)	(132)	(2,395)	(2,527)
Operational charge	(48)	-	(48)	(111)	(1)	(112)
Financial income/(expense)	14	(47)	(33)	(28)	(93)	(121)
Curtailment (1)	(6)	-	(6)	(65)	(4)	(69)
Pension and healthcare plan amendments (2)	-	-	-	395	1	396
Discontinued operations	-	-	-	-	-	-
Total recognized in profits (losses)	(40)	(47)	(87)	191	(97)	94
Actuarial gains and (losses) for the period	48	(144)	(96)	(31)	(59)	(90)
Asset ceiling limitation and IFRIC14 effect	(29)	-	(29)	1,023	-	1,023
Total recognized in Statement of Comprehensive Income (3)	19	(144)	(125)	992	(59)	933
Contributions and benefits paid	51	7	58	120	2	122
420 transfer	-	-	-	(180)	180	-
Change in consolidated companies	-	-	-	6	-	6
Other (reclassifications and exchange rate changes)	(16)	39	23	96	(295)	(199)
Net asset (liability) recognized at the end of the period/exercise	1,087	(2,789)	(1,702)	1,093	(2,664)	(1,571)
of which:
- Prepaid pension costs	3,089	-	3,089	2,935	-	2,935
- Pension, retirement indemnities and post-retirement benefits liability	(2,002)	(2,789)	(4,791)	(1,842)	(2,664)	(4,506)

(1)	Accounted for in restructuring costs.

(2)	Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(3)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

Funded status

(In millions of euros)	June 30, 2016	December 31, 2015
Benefit obligation	(28,114)	(27,370)
Fair value of plan assets	26,781	26,099
Funded (underfunded) status	(1,333)	(1,271)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(369)	(300)
Net liability recognized at end of period	(1,702)	(1,571)

Alcatel-Lucent - 2016 Half-Year Financial Report    49

NOTE 14.     Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Six months ended June 30,
	2016	2015(1)
Net income (loss) attributable to the equity owners of the parent	1,321	(145)
Non-controlling interests	(16)	(10)
Adjustments:
- Depreciation and amortization of tangible and intangible assets	330	298
of which impact of capitalized development costs	102	86
- Impairment of assets	489	-
- Post-retirement benefit plan amendment	-	1
- Changes in pension and other post-retirement benefit obligations, net	33	61
- Provisions, other impairment losses and fair value changes	340	95
- Repurchase of bonds and change of estimates related to convertible debentures	101	-
- Net (gain) loss on disposal of assets	(8)	(132)
- Share in net income (losses) of equity affiliates (net of dividends received)	(1)	(1)
- (Income) loss from discontinued operations	-	13
- Finance costs and interest on tax litigations	43	135
- Share-based payments	27	8
- Income taxes	(2,358)	25
Subtotal of adjustments	(1,004)	503
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	301	348

(1)	Six months ended June 30 2015 amounts are restated to reflect the impact of a change in accounting treatment (see Note 4 to our 2015 consolidated financial statements).

Alcatel-Lucent - 2016 Half-Year Financial Report    50

b/ Free cash flow

(In millions of euros)		Six months ended June 30,
	Notes	2016	2015
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes		301	348
Change in operating working capital(1)		(1,044)	(93)
Other current assets and liabilities(2)		(709)	(139)
Net cash provided (used) by operating activities before interest and taxes		(1,452)	116
of which:
- restructuring cash outlays		(186)	(205)
- contribution and benefits paid on pensions & other post-employment benefits	(13)	(58)	(61)
Interest received/(paid)		(88)	(92)
Taxes received/(paid)		(48)	(47)
Net cash provided (used) by operating activities		(1,588)	(23)
Capital expenditures		(485)	(259)
Disposal of Intellectual Property		-	16
Free cash flow - excluding discontinued operations		(2,073)	(267)
Free cash flow from discontinued operations		-	5
Free cash flow		(2,073)	(262)

(1)	Including amounts received from discounted receivables.

(2)	Including amounts received from the sale of French R&D tax credits.

On February 4, 2016, Qualcomm notified us that it was exercising its right to terminate one of our two license agreements (that were signed on April 1, 2015) with immediate effect upon the closing of the Nokia Offer. Pursuant to the license agreement, Qualcomm had the right to terminate the license agreement upon a change of control. The termination resulted in the acceleration of all remaining unpaid quarterly royalty payments of €274 million (U.S.$302 million) payable to Qualcomm within 30 days of termination. The full carrying amount of the patent rights recognized in “other intangible assets” was impaired for €288 million. We are now covered by the license agreement in effect between Nokia and Qualcomm.

Alcatel-Lucent - 2016 Half-Year Financial Report    51

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Six months ended June 30,
	2016	2015
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities(1)	-	(102)
Cash and cash equivalents of newly consolidated entities	-	-
Total - net impact on cash flows of obtaining control	-	(102)
Losing control of consolidated entities	-
Cash proceeds from disposal of formerly consolidated entities	-	-
Cash and cash equivalents of formerly consolidated entities	-	(1)
Total - net impact on cash flows of losing control	-	(1)

(1)

Six months ended June 30, 2015: Related to the acquisition of the equity in ALDA Marine owned by our joint venture partner, Louis Dreyfus Armateurs (LDA), for €76 million as well as the cable vessel Ile d’Aix and equipment for €26 million as part of a new partnership agreement entered into on March 18, 2015.

NOTE 15.    Contractual obligations and off balance sheet commitments

a/ Contractual obligations

We have certain contractual obligations that extend beyond June 30, 2016. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2016 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2016 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)	Payment deadline
Contractual payment obligations	Less than one year	7/1/2017- 12/31/2018	2019-2020	2021 and after	Total
Financial debt (excluding finance leases)	1,097	133	1,452	1,516	4,198
Finance lease obligations	14	5	-	-	19
Equity component of convertible bonds	-	-	50	-	50
Unconditional purchase obligations (1)	14	20	27	7	68
Subtotal - included in statement of financial position	1,125	158	1,529	1,523	4,335
Finance costs on financial debt	223	212	281	280	996
Operating leases	176	169	137	68	550
Other unconditional purchase obligations(2)	651	428	200	55	1,334
Subtotal - commitments not included in statement of financial position	1,050	809	618	403	2,880
Total contractual obligations(3)	2,175	968	2,147	1,925	7,215

(1)	Pursuant to the remaining 10-year license agreement we entered into with Qualcomm on April 1, 2015.

(2)

Of which €370 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €192 million relate to commitments made to Accenture as part of several outsourcing transactions. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2016 unaudited interim condensed consolidated financial statements (see Note 13).

Alcatel-Lucent - 2016 Half-Year Financial Report    52

b/ Off balance sheet commitments

On June 30, 2016, our off-balance sheet commitments and contingencies amounted to €1,927 million, consisting primarily of €1,297 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as a delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line item “Provisions” or in inventory reserves. Not included in the €1,927 million is approximately €224 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros) Off-balance sheet contingent commitments	June 30, 2016	December 31, 2015
Guarantees given on contracts made by the Group	1,297	1,368
Discounted notes receivable with recourse(1)	-	-
Other contingent commitments(2)	630	688
Subtotal - Contingent commitments	1,927	2,056
Secured borrowings (3)	-	-
Total - Off-balance sheet commitments and secured borrowings(4)	1,927	2,056

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 12a.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described in Note 28 of our 2015 audited consolidated financial statements.

(3)	Excluding the subordinated guarantees on certain bonds described in Note 28 of our 2015 audited consolidated financial statements.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in the statement of financial position of the first half 2016 unaudited interim condensed consolidated financial statements (see Note 13). Refer also to Note 23 of our 2015 audited consolidated financial statements for a summary of our expected contributions to these plans.

Alcatel-Lucent - 2016 Half-Year Financial Report    53

NOTE 16.    Related party transactions

A Master Services Agreement (MSA) was signed between Nokia Corporation and Alcatel-Lucent and entered into force on January 8, 2016 with the aim to define the way how the services rendered by one company to the benefit of the other one will be financially compensated. MSA agreement is enforceable until the end of 2016 to cover the minorities’ rights during this period.

Transactions covered by MSA include allocation of funding for R&D activities, product portfolio decision compensation, hardware and software cross-selling, operation cost and capex rebalancing.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) linked to MSA during the first half of 2016 were as follows:

(In millions of euros)	2016
Operating profit	126
Restructuring and transaction cost	27
Net receivables from Nokia	153

NOTE 17.    Commitments and contingencies

With respect to the French authorities’ investigation into corruption activities by Alcatel-Lucent and certain of its subsidiaries in Costa Rica (dating back to 2004 and that gave rise to criminal procedures and settlements in Costa Rica and the United States, and which were made public in prior disclosures), the French investigating magistrate on May 24, 2016 ordered that Alcatel-Lucent be indicted for violation of the French Criminal Code. The indictment alleges that Alcatel-Lucent was aware of the existence of payments made to the Costa Rican public telecom operator’s board members and the then president of Costa-Rica in order to obtain or retain business. The French investigating magistrate’s decision is based on the evidence that was gathered through the Costa-Rican criminal procedure and the statement of facts found in the Deferred Prosecution Agreement entered into with the U.S. Department of Justice in 2010. This decision is not based on any new evidence, and it is not expected that the trial would take place before 2017. If ultimately Alcatel-Lucent was found guilty, the maximum penalty to be incurred would be €750,000, and the exclusion of this non-commercial legal entity from bidding for French public procurement contracts.

Concerning the matter involving Alcatel-Lucent Submarine Networks (ASN), and certain former employees of Alcatel-Lucent, in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (OPT), following the trial in early February 2016, the Tribunal of Papeete by a decision of March 22, 2016 acquitted all defendants for lack of evidence as to the existence of any unlawful act. The prosecutor has filed an appeal of the decision.

With regard to the legal proceeding on the pension fund in the Netherlands, on June 10, 2016, the Cassation Court referred the case back to another Court of Appeal on the basis that the initial decision did not expound sufficiently its legal basis, with no decision on the merits of the case. Accordingly, the procedure starts anew, and no judgment is expected before 2017. We believe it will not have material effect on the Group.

There were no other significant events during the first six months of 2016 regarding the litigation matters disclosed in Note 31 of our 2015 audited consolidated financial statements appended to the Group’s 20-F filing, and no significant new litigation has been commenced since December 31, 2015.

NOTE 18.    Events after the statement of financial position date

On August 1, 2016, the acquisition of Gainspeed, a California-based start-up specializing in DAA (Distributed Access Architecture) solutions for the cable industry via its Virtual CCAP (Converged Cable Access Platform) product line, was completed. Gainspeed has become part of the Fixed Networks business group.

There were no other significant events between June 30, 2016, date of the statement of financial position, and August 1, 2016, the date when the Board of Directors authorized for issuance these unaudited interim condensed consolidated financial statements.

Alcatel-Lucent - 2016 Half-Year Financial Report    54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2016

	By:	/s/ Franck MAUROY
	Name:	Franck MAUROY
	Title:	Chief Financial Officer